UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 19 November 2015
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Q3 2015 Results

Higher production and cash flow
JOHANNESBURG. 19 November 2015
Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings attributable to our shareholders of US$18 million for the September 2015 quarter compared with net earnings of
US$12 million for the June 2015 quarter and US$19 million in the September 2014 quarter.
Normalised earnings of US$22 million for the September 2015 quarter compared with normalised earnings of US$22 million for the June 2015 quarter and US$23 million in the September 2014 quarter.
Statement by Nick Holland,
Chief Executive Officer of Gold Fields
The Group generated US$75 million in net
cash flow from operations for the September
quarter (Q2 2015: US$30 million) despite the
lower US dollar gold price. This enabled us
to reduce our net debt balance further by
US$50 million to US$1,427 million at the end
of September 2015 (June 2015: US$1,477
million). The net debt/EBITDA ratio at the
end of the quarter was 1.41x, compared with
1.44x at the end of the June quarter.
Group attributable equivalent gold
production increased by 4 per cent to 557koz
(Q2 2015: 535koz), with most operations
producing more gold in the September
quarter. Encouragingly, all-in sustaining
costs (AISC) decreased by 8 per cent to
US$948/oz (Q2 2015: US$1,029/oz) and
total all-in cost (AIC) decreased by 9 per cent
to US$961/oz (Q3 2015: US$1,059/oz). In
addition to the increase in production,
weaker currencies and the lower oil price are
favourably impacting costs. The Group
realised a FCF margin of 11 per cent at a
gold price of US$1,103/oz in Q3 2015,
compared with 9 per cent at a gold price of
US$1,174/oz in the June quarter.
We are pleased to report that our ongoing
efforts to improve safety allowed us to
achieve a fatality free quarter.
As the gold price continues to languish, we
constantly review our portfolio. While the
weaker currencies offer some respite in most
regions, Ghana is fully exposed to further
declines in the US$ gold price. In particular,
Damang is challenged in the current
environment and as such, we are considering
various options for Damang which include a
recapitalisation of the mine to expose the
higher grade ore or whether it would be more
appropriate to preserve the inherent value of
Damang until gold prices recover. We should
be in a position to announce a decision in early
2016.
Better quarter at South Deep
South Deep delivered a much improved
quarter in Q3 2015, with gold production up 42
per cent to 54.9koz (1,709kg), driven by a 30
per cent increase in tonnes milled and a 13 per
cent increase in underground yield.
As previously reported, we reviewed the
destress mining method in collaboration with a
team of leading international and local
geotechnical experts. A strategic mine design
change in the destress methodology was
adopted with a detailed transition programme
developed to guide the change process. The
conversion from low profile (2.5m vertical
height) to high profile (5.0m vertical height)
destress mining commenced in the quarter and
is expected to simplify and derisk the mining
process. The transition to high profile destress
is expected to continue until the early part of
2017.
SALIENT FEATURES
US$948
per ounce
All-in-sustaining costs
US$961
per ounce
All-in-costs
557,000
ounces
of attributable gold
production
US$75 million
cash inflow
from operating activities*
Note: *Cash flow from operating activities less net
capital expenditure and environmental payments

Gold Fields Q3 2015 Results
At the end of Q2 2015, we undertook to provide an update on the leading indicators, in order to track progress being made at South Deep.
Progress was made on a number of important activities at the mine during Q3 2015:
·     The cash outflow came down from R330 million (US$27 million) in the June quarter to R266 million (US$20 million) in the September quarter.
·
Development increased 58 per cent from 939 metres in the June quarter to 1,486 metres in the September quarter. Included in this was 347 metres of new mine capital development (phase one, sub
95 level), which increased from 83 metres in the June quarter.
·     Destress mining increased 57 per cent from 6,056 square metres in the June quarter to 9,523 square metres in the September quarter.
The increase in destress mining is attributed to the commissioning of new low profile fleet, improved mining cycles and the introduction of dedicated supervision per activity per corridor.
·     Total reef tonnes broken increased 37 per cent to 333kt. Longhole stoping accounted for 40 per cent of total ore tonnes mined, compared with 37 per cent in the June quarter.
·     Secondary support improved by 14 per cent during the quarter to
1,584 metres, while backfill cubes increased by 42 per cent from 79 cubic metres in the June 2015 quarter to 113 cubic metres in the
September quarter. Both secondary support and backfill are crucial to providing improved mining flexibility.
·      As at the end of the September quarter, 87 per cent of the critical skill positions of 164 personnel identified had been filled.
·     A total of 20 out of the 27 new category 1 equipment purchased during the year had been commissioned by the end of the
September quarter. The balance of 7 category 1 units are expected to be commissioned by the end of the 2015 year.
Production for the full year is expected to be between 5,900kg (190koz)
and 6,000kg (193koz), with H2 2015 being up around 50 per cent on H1
2015. We expect 2016 production to be significantly better than 2015.
Australia
Gold production at the Australian operations increased by 6 per cent to
249koz (Q2 2015: 235koz). AIC for the region decreased by 9 per cent to A$1,173/oz (Q2 2015: A$1,288/oz). In US$ terms, costs were 15 per cent lower at US$859/oz (Q2 2015: US$1,008/oz). Net cash flow generated from the region was US$64 million compared with US$40 million in the June 2015 quarter.
Production at St Ives was 6 per cent lower mainly due to a drawdown of gold-in-circuit in the June quarter. Despite challenging ground conditions at Waroonga, production at Agnew/Lawlers increased by 7 per cent driven by higher grades. Darlot had a good quarter, with production increasing by 46 per cent as a result of the higher grades mined at Lords
South Lower, and as a consequence, returned strong cash positive results. Granny Smith continued its strong performance with production up by 10 per cent.
Ghana
Attributable gold production at the West African operations decreased as anticipated by 2 per cent to 174koz (Q2 2015: 178koz), driven by lower production at Tarkwa due to lower grades mined. Damang had an improved quarter with production up by 7 per cent on higher volumes and grade. Despite the lower production, the region reported a 7 per cent decrease in AIC to US$962/oz (Q2 2015: US$1,029/oz), with net cash flow for the quarter of US$32 million. The exceptional quality of
Tarkwa was again highlighted in the quarter, with the mine producing
150koz, at AIC of US$872/oz.
Peru
Attributable equivalent gold production at Cerro Corona decreased by 5 per cent to 78.8koz (Q2 2015: 83.2koz), mainly due lower gold and copper head grades. Consequently, AIC per equivalent ounce increased by 10 per cent to US$731/oz (Q2 2015: US$662/oz).
FY15 guidance
We expect our FY15 production to be within 1 per cent to 2 per cent of previous guidance. However, costs are expected to be better than previously guided at around US$1,035 per ounce for AISC and
US$1,055 per ounce for AIC.
Mining Phakisa
We commend the South African government for arranging and leading the Mining Phakisa that is currently underway. We fully support the initiative and believe that constructive dialogue between the various stakeholders in the industry can only yield positive results.
Stock data
NYSE – (GFI)
Number of shares in issue
Range – Quarter
US$2.42 – US$3.55
– at end September 2015
776,219,005
Average Volume – Quarter
5,520,601 shares/day
– average for the quarter
775,270,967
JSE Limited – (GFI)
Free Float
100 per cent
ADR Ratio
1:1
Range –
Quarter
ZAR31.41 – ZAR47.40
Bloomberg/Reuters
GFISJ/GFLJ.J
Average Volume – Quarter
2,320,896 shares/day

Gold Fields Q3 2015 Results

Key Statistics
UNITED STATES DOLLARS
Quarter
Nine months to
September
2015
June
2015
September
2014
September
2015
September
2014
Gold produced* oz (000)
557
535 559
1,593
1,664
Tonnes milled/treated 000
8,295
8,160                  8,246
24,628
25,227
Revenue $/oz
1,103
1,174                  1,265                  1,157
1,274
Operating costs $/tonne
45
44                      51                       44
51
Operating profit $m
269
278                    285                     791
888
All-in sustaining costs
#
$/oz
948
1,029                  1,074                  1,035
1,063
Total all-in cost
#
$/oz
961
1,059                  1,096                  1,056
1,101
Net profit $m
18
12                      19                       16
38
Net profit US c.p.s.
2
2                        3                       2
5
Headline earnings $m
21
19                       14                      26
37
Headline earnings US c.p.s.
3
3                        2                        4
5
Normalised earnings $m
22
22                       23                      30
68
Normalised earnings US c.p.s.
3
3                        3                        4
9
* All of the key statistics are managed figures from continuing operations, except for gold produced which is attributable equivalent production.
#
As per the new World Gold Council Standard issued on 27 June 2013. Refer to page 22 and 24.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).
Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 7 per cent of Group production.
Figures may not add as they are rounded independently.
Certain forward looking statements
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S.
Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-
looking statements include, without limitation:
· overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
· changes in assumptions underlying Gold Fields’ mineral reserve estimates;
· the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
· the ability to achieve anticipated cost savings at existing operations;
· the success of the Group’s business strategy, development activities and other initiatives;
· the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
· decreases in the market price of gold or copper;
· the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field’s operations;
· the occurrence of work stoppages related to health and safety incidents;
· loss of senior management or inability to hire or retain employees;
· fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
· the occurrence of labour disruptions and industrial actions;
· power cost increases as well as power stoppages, fluctuations and usage constraints;
· supply chain shortages and increases in the prices of production imports;
· the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and Gold Fields’
overall cost of funding;
· the adequacy of the Group’s insurance coverage;
· the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
· changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
· fraud, bribery or corruption at Gold Field’s operations that leads to censure, penalties or negative reputational impacts; and
· political instability in South Africa, Ghana, Peru or regionally in Africa or South America.
Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.
Results for the Group
SAFETY
The Group had a fatal free September quarter. As a result, the fatality injury frequency rate improved from 0.08 in the June quarter to 0.00 in the September quarter. The total recordable injury frequency rate
(TRIFR)
1
for the Group in the September quarter was 3.13 compared
with 3.00 in the June quarter.
On 7 August 2015, a Security Services contractor, Mr. Sbongiseni
Cornwell Ngqoleka, was tragically killed and two other security personnel injured by armed intruders, during what appears to have been an armed robbery targeting copper cable at South Deep. The late Mr. Ngqoleka was deployed as a security officer at the South
Deep re-mining project at South Shaft. The two wounded security personnel have recovered well from the gunshot wounds and one has recently returned to work.
The Department of Mineral Resources was immediately notified of the incident. Following the reporting of this incident to the South
Africa Police Services, South Deep was advised by the investigating officer that six perpetrators have been arrested and have since appeared in the Regional Court on three occasions on charges of murder, attempted murder, possession of an unlicensed firearm and armed robbery.
If the above incident is recorded in the Group’s rates, then the fatality injury frequency rate was 0.08 in the September quarter and TRIFR was 3.36 in the September quarter.
1
Total Recordable Injury Frequency rate (TRIFR). (TRIFR) = (Fatalities + Lost Time Injuries
2
+
Restricted Work Injuries
3
+ Medically Treated Injuries
4
) x 1,000,000/number of man-hours
worked.
2
A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.
3
A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.
4
A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.

Gold Fields Q3 2015 Results
Quarter ended 30 September 2015 compared with
quarter ended 30 June 2015
REVENUE
Attributable equivalent gold production increased by 4 per cent from
534,700 ounces in the June quarter to 556,700 ounces in the
September quarter. All of the operations except Cerro Corona,
Tarkwa and St Ives produced more gold in the September quarter.
Gold production at South Deep in South Africa, increased by 42 per cent from 1,203 kilograms (38,700 ounces) to 1,709 kilograms
(54,900 ounces).
Attributable gold production at the West African operations
decreased by 2 per cent from 177,800 ounces in the June quarter to
174,400 ounces in the September quarter. Attributable equivalent gold production at Cerro Corona in Peru decreased by 5 per cent from 83,200 ounces in the June quarter to 78,800 ounces in the
September quarter. Gold production at the Australian operations increased by 6 per cent from 235,000 ounces in the June quarter to
248,600 ounces in the September quarter due to higher production at all the operations except St Ives.
At the South Africa region, production at South Deep increased by
42 per cent from 1,203 kilograms (38,700 ounces) in the June quarter to 1,709 kilograms (54,900 ounces) in the September
quarter due to increased volumes and grades.
At the West Africa region, managed gold production at Tarkwa decreased by 4 per cent from 156,200 ounces in the June quarter to
149,400 ounces in the September quarter mainly due to lower
grades mined and processed. At Damang, managed gold
production increased by 7 per cent from 41,500 ounces in the June quarter to 44,400 ounces in the September quarter mainly due to increased tonnes and higher grade stockpiles processed.
At the South America region, total managed gold equivalent
production at Cerro Corona decreased by 5 per cent from 83,600 ounces in the June quarter to 79,200 ounces in the September quarter mainly due to lower gold and copper head grades.
At the Australia region, St Ives’ gold production decreased by 6 per cent from 89,200 ounces in the June quarter to 83,600 ounces in the
September quarter mainly due to a drawdown of gold-in-circuit in the
June quarter. At Agnew/Lawlers, gold production increased by 7 per cent from 53,800 ounces in the June quarter to 57,500 ounces in the
September quarter mainly due to higher grades mined and
processed. At Darlot, gold production increased by 46 per cent from
17,400 ounces in the June quarter to 25,400 ounces in the
September quarter mainly due to higher grades from Lords South
Lower. At Granny Smith, gold production increased by 10 per cent from 74,600 ounces in the June quarter to 82,100 ounces in the
September quarter due to higher grades mined.
The average quarterly US dollar gold price achieved by the Group decreased by 6 per cent from US$1,174 per equivalent ounce in the
June quarter to US$1,103 per equivalent ounce in the September quarter. The average rand gold price increased by 2 per cent from
R463,082 per kilogram to R471,094 per kilogram. The average
Australian dollar gold price increased by 2 per cent from A$1,527 per ounce to A$1,553 per ounce. The average US dollar gold price for the Ghanaian operations decreased by 6 per cent from US$1,196 per ounce in the June quarter to US$1,126 per ounce in the
September quarter. The average US dollar gold price, net of
treatment and refining charges, for Cerro Corona decreased by 16 per cent from US$1,083 per equivalent ounce in the June quarter to
US$908 per equivalent ounce in the September quarter. The
average US dollar/Rand exchange rate weakened by 7 per cent
from R12.06 in the June quarter to R12.86 in the September quarter.
The average Australian/US dollar exchange rate weakened by 6 per cent from A$1.00 = US$0.78 to A$1.00 = US$0.73.
Revenue decreased by 4 per cent from US$660 million in the June quarter to US$635 million in the September quarter due to the lower gold price achieved, partially offset by higher gold sold. Equivalent gold sold increased by 2 per cent from 562,100 ounces in the June quarter to 576,000 ounces in the September quarter. This was mainly due to higher gold sold at South Deep, Damang, Darlot,
Granny Smith and Agnew, partially offset by lower gold sold at Cerro
Corona, Tarkwa and St Ives.
OPERATING COSTS
Net operating costs decreased by 4 per cent from US$382 million in the June quarter to US$366 million in the September quarter mainly due to a US$27 million movement in gold-in-process from a charge to cost of US$24 million in the June quarter to a credit to cost of
US$3 million in the September quarter. This was partially offset by a US$11 million increase in working cost mainly at South Deep,
Tarkwa, Darlot and St Ives.
At the South Africa region, net operating costs at South Deep increased by 14 per cent from R705 million (US$59 million) in the
June quarter to R803 million (US$63 million) in the September quarter. This was mainly due to higher production, as well as higher electricity costs due to two months of winter tariff.
At the West Africa region, net operating costs decreased by 1 per cent from US$136 million in the June quarter to US$134 million in the September quarter. This decrease in net operating costs was mainly due a build-up of inventory of US$1 million in the September quarter compared with a drawdown of US$6 million in the June quarter partially offset by an increase in working costs at Tarkwa as a result of increased operational tonnes mined.
At the South America region, net operating costs at Cerro Corona decreased by 19 per cent from US$43 million in the June quarter to
US$35 million in the September quarter mainly due to a US$1 million build-up of concentrate at the end of the September quarter
compared with a US$5 million drawdown at the end of the June quarter.
At the Australia region, net operating costs was similar at A$186 million (US$135 million).

Gold Fields Q3 2015 Results

OPERATING PROFIT
Operating profit for the Group decreased by 3 per cent from US$278 million in the June quarter to US$269 million in the September quarter due to the decrease in revenue, partially offset by the lower net operating costs.
AMORTISATION
Amortisation for the Group increased by 9 per cent from US$142 million in the June quarter to US$155 million in the September quarter mainly due to increased production.
OTHER
Net interest paid for the Group increased by 7 per cent from US$15 million in the June quarter to US$16 million in the September quarter. Interest paid of US$21 million, partially offset by interest received of US$2 million and interest capitalised of US$4 million in the September quarter compared with interest paid of US$21 million, partially offset by interest received of US$1 million and interest capitalised of US$4 million in the June quarter.
The share of equity accounted losses was similar at US$1 million and mainly related to the ongoing study and evaluation costs at the
Far Southeast project (FSE).
The gain on foreign exchange of US$7 million in the September quarter compared with a loss of US$2 million in the June quarter.
These gains and losses on foreign exchange related to the
conversion of offshore cash holdings into their functional currencies.
The loss on financial instruments of US$4 million in the September quarter compared with a gain of US$2 million in the June quarter and related to the mark to market adjustment on the diesel hedges that the Australian operations entered into on 10 September 2014 and 26 November 2014.
Share-based payments for the Group were similar at US$3 million and long-term employee benefits remained US$nil due to mark to market adjustments. The two schemes combined were similar at
US$3 million.
Other costs for the Group decreased from US$9 million to US$7 million.
EXPLORATION AND PROJECT COSTS
Exploration and project costs decreased from US$19 million in the
June quarter to US$11 million in the September quarter mainly due to lower expenditure at Salares Norte. Expenditure at Salares Norte decreased from US$11 million in the June quarter to US$2 million in the September quarter due to the suspension of activities as a result of cold weather conditions in the September quarter.
NON-RECURRING ITEMS
Non-recurring expenses decreased from US$11 million in the June quarter to US$8 million in the September quarter. The non-recurring expenses in the September quarter included US$3 million on the impairment of the Group’s investment in Hummingbird and US$4 million related to retrenchment costs at Tarkwa. The non-recurring expenses in the June quarter included US$7 million on the
impairment of the Group’s investment in Hummingbird and A$3
million (US$3 million) related to retrenchment costs at St Ives. The impairment charge has no cash effect.
ROYALTIES
Government royalties for the Group decreased from US$21 million in the June quarter to US$19 million in the September quarter.
TAXATION
The taxation charge for the Group of US$34 million in the September quarter compared with US$43 million in the June quarter. Normal taxation was similar at US$36 million. The deferred tax credit of
US$2 million in the September quarter compared with a charge of
US$6 million in the June quarter.
The tax returns for Cerro Corona are filed in Peruvian Nuevo Sol
(Soles) and the functional currency for accounting purposes is the
US dollar. For accounting purposes the tax base must be converted from Soles to dollars at the closing rate at quarter end. Therefore, the unutilised taxation allowances fluctuate due to movements in the exchange rate between the Peruvian Nuevo Sol and the US dollar.
This resulted in a change in the temporary taxation differences for non-monetary assets on translation. A deferred tax charge of US$2 million, arose due to the weakening of the exchange rate from 3.17
Nuevo Sol to 3.22 Nuevo Sol in the September quarter, compared with US$5 million arising from the weakening of the exchange rate from 3.09 Nuevo Sol to 3.17 Nuevo Sol in the June quarter. It has no cash effect.
EARNINGS
Net earnings attributable to owners of the parent of US$18 million or
US$0.02 per share in the September quarter compared with net earnings of US$12 million or US$0.02 per share in the June quarter.
Headline earnings of US$21 million or US$0.03 per share in the
September quarter compared with headline earnings of US$19
million or US$0.03 per share in the June quarter.
Normalised earnings of US$22 million or US$0.03 per share in the
September quarter compared with normalised earnings of US$22 million or US$0.03 per share in the June quarter.
CASH FLOW
Cash inflow from operating activities of US$221 million in the
September quarter compared with US$191 million in the June
quarter. This increase was mainly due to higher operating profit and a higher release of working capital.
Cash outflow from investing activities decreased from US$161 million in the June quarter to US$146 million in the September quarter due to a decrease in capital expenditure from US$158 million in the June quarter to US$143 million in the September quarter.
Cash inflow from operating activities less net capital expenditure and environmental payments of US$75 million in the September quarter compared with US$30 million in the June quarter. This was due to the higher gold sold in the September quarter. The US$75 million

Gold Fields Q3 2015 Results
inflow in the September quarter comprised: US$93 million generated profit by the eight mining operations, US$19 million of net interest paid, US$4 million for exploration mainly at Salares Norte (this excludes any mine based brownfields exploration which is included in the US$93 million above) and US$7 million on non-mine based income. The US$30 million in the June quarter comprised: US$74 million generated by the eight mining operations, less US$20 million of net interest paid (this excludes any interest paid by the mines),
US$12 million for exploration (this excludes any mine based
brownfields exploration which is included in the US$74 million above) and US$12 million on non-mine based costs.
In the South Africa region at South Deep, capital expenditure decreased from R200 million (US$17 million) in the June quarter to
R187 million (US$14 million) in the September quarter due to lower expenditure on fleet.
At the West Africa region, capital expenditure decreased from
US$52 million to US$43 million. At Tarkwa, capital expenditure decreased from US$48 million to US$37 million with expenditure mainly incurred on pre-stripping. Capital expenditure at Damang increased from US$4 million to US$6 million, mainly due to the processing plant upgrade and increased resource drilling.
In the South America region at Cerro Corona, capital expenditure increased from US$12 million to US$19 million. The majority of the expenditure was on the construction of further raises to the tailings dam which was delayed as a result of the rainy season in the June quarter.
At the Australia region, capital expenditure decreased from A$99 million (US$77 million) in the June quarter to A$89 million (US$66 million) in the September quarter. At St Ives, capital expenditure decreased from A$45 million (US$35 million) in the June quarter to
A$31 million (US$22 million) in the September quarter with
Invincible mining costs moving from capital expenditure to operating costs. At Agnew/Lawlers, capital expenditure increased from A$23 million (US$18 million) to A$25 million (US$19 million) mainly due to the power line upgrade. At Darlot, capital expenditure decreased from A$8 million (US$6 million) to A$7 million (US$5 million) and at
Granny Smith, capital expenditure increased from A$23 million
(US$18 million) in the June quarter to A$26 million (US$19 million)
in the September quarter due to increased development.
Net cash inflow from financing activities of US$20 million in the
September quarter compared with an outflow of US$10 million in the
June quarter and related to net loans raised and paid. The inflow in the September quarter related to a drawdown of local and offshore dollar loans of US$39 million, partially offset by the repayment of local loans of US$19 million.
The net cash inflow for the Group of US$93 million in the September quarter compared with US$16 million in the June quarter. After accounting for a negative translation adjustment of US$22 million on non-US dollar cash balances, the cash inflow for the September quarter was US$71 million. As a result, the cash balance increased from US$415 million at the end of June to US$486 million at the end of September.
ALL-IN SUSTAINING AND TOTAL ALL-IN COST
The Group all-in sustaining costs decreased by 8 per cent from
US$1,029 per ounce in the June quarter to US$948 per ounce in the
September quarter mainly due to the higher gold sold, a gold-in-
process credit to cost and lower sustaining capital expenditure, partially offset by the lower by-product credits. Total all-in cost decreased by 9 per cent from US$1,059 per ounce in the June
quarter to US$961 per ounce in the September quarter for the same reasons as all-in sustaining costs as well as lower exploration, feasibility and evaluation costs.
In the South Africa region, at South Deep, all-in sustaining costs decreased by 21 per cent from R734,784 per kilogram (US$1,895 per ounce) to R578,051 per kilogram (US$1,404 per ounce) due to higher gold sold and lower sustainable capital expenditure, partially offset by higher operating costs. The total all-in cost decreased by
23 per cent from R769,847 per kilogram (US$1,986 per ounce) to
R589,823 per kilogram (US$1,431 per ounce) due to the same
reasons as for all-in sustaining costs as well as lower non-sustaining capital expenditure.
At the West Africa region, all-in sustaining costs and total all-in cost decreased by 7 per cent from US$1,029 per ounce in the June
quarter to US$962 per ounce in the September quarter mainly due lower capital expenditure and lower net operating costs.
At the South America region, all-in sustaining costs and total all-in cost increased by 96 per cent from US$381 per ounce to US$747 per ounce. This was mainly due to lower gold sold and lower by-
product credits, partially offset by lower net operating costs. All-in sustaining costs and total all-in cost per equivalent ounce increased by 10 per cent from US$662 per equivalent ounce to US$731 per equivalent ounce, mainly due to lower equivalent ounces sold.
At the Australia region, all-in sustaining costs and total all-in cost decreased by 9 per cent from A$1,288 per ounce (US$1,008 per ounce) in the June quarter to A$1,173 per ounce (US$859 per
ounce) in the September quarter mainly due to higher gold sold, lower capital expenditure and a gold inventory credit to costs of A$nil million (US$1 million) in the September quarter compared with a charge to cost of A$17 million (US$13 million) in the June quarter, partially offset by higher operating costs.

Gold Fields Q3 2015 Results

FREE CASH FLOW MARGIN
The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage.
The FCF for the Group for the September quarter is calculated as follows:
September 2015
US$’m
US$/oz
Revenue*
607.3
1,121
Less: Cash outflow
(538.6)
(994)
AIC
(520.9)
(961)
Adjusted for
Share-based payments (as non-cash)
2.9
5
Long-term employee benefits
0.3
1
Exploration, feasibility and evaluation
costs outside of existing operations
4.5
8
Tax paid (excluding royalties)
(25.4)
(47)
Free cash flow**
68.7
127
FCF margin
11%
Gold sold only – 000’ounces
541.8
* Revenue from income statement at US$635.1 million less revenue from by-products in
AIC at US$27.8 million equals US$607.3 million.
** Free cash flow does not agree with cash flows from operating activities less capital expenditure in the statement of cash flows on page 19 mainly due to working capital adjustments and non-recurring items included in statement of cash flows.
The FCF margin of 11 per cent in the September quarter at a gold price of US$1,103 per ounce compared with 9 per cent in the June quarter at a gold price of US$1,174 per ounce.
The higher FCF margin in the September quarter was mainly due to higher gold sold, lower total all-in cost and lower exploration, feasibility and evaluation costs outside of existing operations.
BALANCE SHEET
Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) decreased from US$1,477 million at the end of June to US$1,427 million at the end of September, a US$50 million decrease.
NET DEBT/EBITDA
The net debt/EBITDA ratio at the end of the September quarter was
1.41 calculated on the actual results for the 12 months ended
September 2015.
South Africa region
South Deep Project
Sept
2015
June
2015
Gold produced 000’oz
54.9
38.7
kg
1,709
1,203
Yield – underground reef g/t
5.08
4.49
All-in sustaining costs R/kg
578,051
734,784
US$/oz
1,404
1,895
Total all-in cost R/kg
589,823
769,847
US$/oz
1,431
1,986
Gold production increased by 42 per cent from 1,203 kilograms
(38,700 ounces) in the June quarter to 1,709 kilograms (54,900 ounces) in the September quarter due to increased volumes and grades.
Total tonnes milled increased by 30 per cent from 298,000 tonnes in the June quarter to 387,000 tonnes in the September quarter. Total tonnes milled in the September quarter included 19,400 tonnes of underground waste mined and 33,700 tonnes of surface tailings material compared with 2,500 tonnes of underground waste mined and 26,600 tonnes of surface tailings material in the June quarter.
The treatment of the surface material continued to sustain the backfill requirements in both current workings and historical open stopes. Underground reef yield increased by 13 per cent from 4.49 grams per tonne to 5.08 grams per tonne due to improved grades and a release of gold-in-process during the quarter.
Development increased by 58 per cent from 939 metres in the June quarter to 1,486 metres in the September quarter. New mine capital development (phase one, sub 95 level) increased by 318 per cent from 83 metres in the June quarter to 347 metres in the September quarter. Development in the current mine areas in 95 level and above increased by 33 per cent from 856 metres to 1,139 metres.
Destress mining increased by 57 per cent from 6,056 square metres in the June quarter to 9,523 square metres in the September quarter.
The increase in destress mining is attributed to the commissioning of new low profile fleet, improved mining cycles and the introduction of dedicated supervision per activity per corridor.
During the September quarter, the current mine (95 level and above)
contributed 82 per cent of the ore tonnes while the new mine (below
95 level) contributed 18 per cent. The long-hole stoping method accounted for 40 per cent of total ore tonnes mined.
Operating costs increased by 14 per cent from R705 million (US$59 million) in the June quarter to R803 million (US$63 million) in the
September quarter mainly due to the higher production, increased electricity costs due to the inclusion of two months of higher winter tariff (30 per cent higher) in the September quarter, as well as higher bonuses paid in line with the increased production.
Operating profit of R2 million (US$1 million) in the September quarter compared with an operating loss of R148 million (US$12 million) in the June quarter mainly due to higher revenue, partially offset by higher operating costs.

Gold Fields Q3 2015 Results
Capital expenditure decreased from R200 million (US$17 million) in the June quarter to R187 million (US$14 million) in the September quarter as a result of lower spending on fleet in the September quarter.
All-in sustaining costs decreased from R734,784 per kilogram
(US$1,895 per ounce) in the June quarter to R578,051 per kilogram
(US$1,404 per ounce) in the September quarter, a decrease of 21 per cent mainly due to the higher gold production, partially offset by higher operating costs.
Total all-in cost decreased from R769,847 per kilogram (US$1,986 per ounce) in the June quarter to R589,823 per kilogram (US$1,431 per ounce) in the September quarter, a decrease of 23 per cent due to the same reasons as for all-in-sustainable costs as well as lower non-sustaining capital expenditure.
Sustaining capital expenditure increased from R157 million (US$13 million) in the June quarter to R166 million (US$13 million) in the
September quarter and non-sustaining capital expenditure
decreased from R43 million (US$4 million) in the June quarter to
R20 million (US$2 million) in the September quarter.
The following remedial strategies are expected to improve destress mining volumes during the last quarter of 2015:
As previously mentioned, the mine reviewed the destress mining methodology in collaboration with the Geotechnical Review Board
(GRB). The initiative to create a fit for purpose independent review and advisory panel of recognised global industry professionals who are known leaders in specific aspects of geotechnical engineering in deep mines resulted in the establishment of the GRB for South Deep in 2014. The GRB continues to peer review progress at South Deep to ensure exposure to relevant industry leading practices,
operational de-risking and world class geotechnical support in massive underground mining at depth.
A strategic mine design change in destress methodology was
adopted with a detailed transition programme developed to guide the change process. A dedicated investigation team was deployed to conduct and evaluate all the current and dormant destress cuts against a well-defined risk matrix and was dealt with in the transition programme sessions.
The conversion from low profile to high profile destressing will eradicate the need for the secondary ripping process after low profile destressing to allow for longhole stoping.
Four mining areas will remain as low profile destress mining until the destressing of these areas is completed. The planned completion for these areas is as follows:
o
100-1W cut 1 : August 2016;
o
95-1W cut 3 and 90-1W cut 1 : October 2016; and
o
90-1W cut 2 continuing into 2017.
During the second half of 2015 four low profile destress (LPS)
cuts started with the conversion process to high profile
destressing: 100-4W cut 3, 100-3W cut 3, 100-2aW cut 1 and
95-1W cut 4.
West Africa region
GHANA
Tarkwa
Sept
2015
June
2015
Gold produced
000’oz
149.4
156.2
Yield
– CIL plant
g/t
1.36
1.42
–
combined
g/t
1.36
1.42
All-in sustaining costs
US$/oz
872
938
Total all-in cost
US$/oz
872
938
Gold production decreased by 4 per cent from 156,200 ounces in the June quarter to 149,400 ounces in the September quarter due to lower grades mined and processed.
Total tonnes mined, including capital stripping, decreased from 26.7 million tonnes in the June quarter to 26.1 million tonnes in the
September quarter. Ore tonnes mined increased from 3.4 million tonnes to 3.8 million tonnes. Operational waste tonnes mined increased from 7.8 million tonnes to 9.7 million tonnes while capital waste tonnes mined decreased from 15.5 million tonnes to 12.6 million tonnes. Head grade mined decreased from 1.49 grams per tonne to 1.37 grams per tonne due to mining lower grade areas in the September quarter, in line with the mining sequence. The strip ratio decreased from 6.8 to 5.8.
The CIL plant throughput was similar at 3.40 million tonnes.
Realised yield from the CIL plant decreased from 1.42 grams per tonne in the June quarter to 1.36 grams per tonne in the September quarter due to lower head grades.
Net operating costs, including gold-in-process movements,
decreased from US$87 million in the June quarter to US$86 million in the September quarter mainly due to a build-up of stockpiles of
US$1 million in the September quarter, compared with a drawdown of gold-in-circuit of US$4 million in the June quarter partially offset by an increase in operating costs as a result of higher ore and operational tonnes mined.
Operating profit decreased from US$100 million in the June quarter to US$82 million in the September quarter as a result of the lower gold sold and lower gold price received.
Capital expenditure decreased from US$48 million to US$37 million mainly due to lower expenditure on pre-stripping and lower
expenditure on the wall raise at the no 3 tailings storage facility.
All-in sustaining costs and total all-in cost decreased from US$938 per ounce in the June quarter to US$872 per ounce in the
September quarter mainly due to lower capital expenditure, partially offset by lower gold sold.

Gold Fields Q3 2015 Results

Damang
Sept
2015
June
2015
Gold produced
000’oz
44.4
41.5
Yield g/t
1.23
1.18
All-in sustaining costs
US$/oz
1,272
1,370
Total all-in cost
US$/oz
1,272
1,370
Gold production increased by 7 per cent from 41,500 ounces in the
June quarter to 44,400 ounces in the September quarter mainly due to increased tonnes and higher grade stockpiles processed.
Total tonnes mined, including capital stripping, increased from 5.1 million tonnes in the June quarter to 6.0 million tonnes in the
September quarter due to the use of a contractor to mine oxides from the Lima South pit.
Ore tonnes mined increased from 1.3 million tonnes to 1.4 million tonnes. Operational waste tonnes mined increased from 3.8 million tonnes in the June quarter to 4.6 million tonnes in the September quarter. Head grade mined decreased from 1.22 grams per tonne to 1.17 grams per tonne. The strip ratio increased from 2.9 to 3.4.
Yield increased from 1.18 grams per tonne to 1.23 grams per tonne due to higher grade stockpiled ore processed in the September quarter.
Tonnes processed increased from 1.09 million tonnes in the June quarter to 1.12 million tonnes in the September quarter due to an increase in the percentage of soft oxides in the feed blend which allowed for improved plant throughput from 553 tonnes per hour in the June quarter to 565 tonnes per hour in the September quarter.
Net operating costs, including gold-in-process movements,
decreased from US$50 million to US$48 million due to US$nil
drawdown of inventory in the September quarter compared with a
US$2 million drawdown of inventory in the June quarter.
Operating profit increased from US$nil in the June quarter to US$2 million in the September quarter due to lower net operating costs.
Capital expenditure increased from US$4 million to US$6 million with the majority spent on the processing plant upgrade and
resource drilling in the Juno South East and Saddle Bridge areas.
All-in sustaining costs and total all-in cost decreased from US$1,370 per ounce in the June quarter to US$1,272 per ounce in the
September quarter due to higher gold sold and the lower net
operating costs, partially offset by higher capital expenditure.
South America region
PERU
Cerro Corona
Sept
2015
June
2015
Gold produced
000’oz
44.0
43.9
Copper produced
tonnes
7,492
7,821
Total equivalent gold
produced
000’ eqoz
79.2
83.6
Total equivalent gold sold
000’ eqoz
78.6
90.8
Yield
– gold
g/t
0.81
0.87
– copper
per cent
0.45
0.50
– combined
g/t
1.40
1.59
All-in sustaining costs
US$/oz
747
381
Total all-in cost
US$/oz
747
381
AISC per equivalent ounce*
US$/oz
731
662
AIC per equivalent ounce*
US$/oz
731
662
Gold price**
US$/oz
1,128
1,194
Copper price**
US$/t
5,308
6,079
* Refer to page 22 and 24 for calculations.
** Average daily spot price for the period used to calculate total equivalent gold ounces produced.
Gold production was similar at 44,000 ounces. Copper production decreased by 4 per cent from 7,821 tonnes to 7,492 tonnes.
Equivalent gold production decreased by 5 per cent from 83,600 ounces to 79,200 ounces. Gold head grade decreased from 1.21 grams per tonne to 1.11 grams per tonne and copper head grade decreased from 0.58 per cent to 0.51 per cent due to sequencing.
Gold recoveries increased from 71.7 per cent to 73.1 per cent and copper recoveries increased from 86.4 per cent to 86.8 per cent. As a result, gold yield decreased from 0.87 grams per tonne to 0.81 grams per tonne and copper yield decreased from 0.50 per cent to
0.45 per cent.
In the September quarter, concentrate with a payable content of
44,464 ounces of gold was sold at an average price of US$1,123 per ounce and 7,278 tonnes of copper was sold at an average price of US$4,521 per tonne, net of treatment and refining charges. This compared with concentrate with a payable content of 47,627 ounces of gold that was sold at an average price of US$1,186 per ounce and 8,470 tonnes of copper that was sold at an average price of
US$5,185 per tonne, net of treatment and refining charges, in the
June quarter. Total equivalent gold sales decreased by 13 per cent from 90,800 ounces in the June quarter to 78,600 ounces in the
September quarter mainly due to a drawdown of concentrate
inventory in the June quarter.
Total tonnes mined increased by 18 per cent from 2.98 million tonnes in the June quarter to 3.53 million tonnes in the September quarter in line with the mine sequencing and the production
schedule for the September quarter. Ore mined increased by 2 per cent from 1.73 million tonnes to 1.76 million tonnes. The strip ratio increased from 0.72 to 1.01 due to higher waste mined.

Gold Fields Q3 2015 Results
Ore processed increased by 7 per cent from 1.63 million tonnes in the June quarter to 1.75 million tonnes in the September quarter mainly due to an increase in plant throughput from 801 tonnes per hour in the June quarter to 830 tonnes per hour in the September quarter.
Net operating costs, including gold-in-process movements,
decreased from US$43 million in the June quarter to US$35 million in the September quarter. The lower cost was mainly due to a US$1 million build-up of concentrate inventory at the end of the September quarter compared with a US$5 million drawdown in the June quarter.
Operating profit decreased from US$56 million in the June quarter to US$36 million in the September quarter due to lower equivalent gold sold and lower gold and copper prices received, partially offset by lower net operating costs.
Capital expenditure increased from US$12 million to US$19 million mainly due to increased construction activities at the tailings dam, which was delayed as a result of the rainy season in the June quarter.
All-in sustaining costs and total all-in cost increased from US$381 per ounce in the June quarter to US$747 per ounce in the
September quarter mainly due to lower by-product credits, lower gold sold and higher capital expenditure, partially offset by lower net operating costs. All-in sustaining costs and total all-in costs per equivalent ounce increased from US$662 per equivalent ounce to
US$731 per equivalent ounce mainly due to lower equivalent
ounces sold.
Australia region
St Ives
Sept
2015
June
2015
Gold produced
000’oz
83.6
89.2
Yield
– underground
g/t
4.42
4.97
– heap leach*
g/t
-
-
– surface
g/t
2.45
2.06
– combined
g/t
3.11
3.04
All-in sustaining costs
A$/oz
1,229
1,454
US$/oz
879
1,136
Total all-in cost
A$/oz
1,229
1,454
US$/oz
879
1,136
* Heap leach produced 1,800 ounces, rinsed from inventory (1,400 ounces was rinsed in the June quarter).
Gold production decreased by 6 per cent from 89,200 ounces in the
June quarter to 83,600 ounces in the September quarter due to a
6,100 ounce drawdown of gold-in-circuit in the June quarter.
Total tonnes mined increased from 5.9 million tonnes in the June quarter to 6.1 million tonnes in the September quarter.
At the underground operations, ore mined increased by 1 per cent from 272,000 tonnes in the June quarter to 275,000 tonnes in the
September quarter. The average grade of ore mined from the
underground operations remained similar at 4.85 grams per tonne.
At the open pit operations, total ore tonnes mined increased by 44 per cent from 395,000 tonnes in the June quarter to 569,000 tonnes in the September quarter. All these tonnes were from the Invincible pit which has now reached a steady state of production. Grade mined increased by 23 per cent from 2.21 grams per tonne to 2.71 grams per tonne as the pit moved into a higher grade portion of the ore body.
Operational waste tonnes mined increased by 460 per cent from
696,000 tonnes in the June quarter to 3.9 million tonnes in the
September quarter. Capital waste tonnes mined decreased by 71 per cent from 4.5 million tonnes to 1.3 million tonnes as the pit moved from a primary development to production phase. The strip ratio decreased from 13.3 to 9.2.
Throughput at the Lefroy mill decreased from 0.91 million tonnes in the June quarter to 0.84 million tonnes in the September quarter due to the adoption of the campaign milling strategy in the June quarter to preserve low grade stocks and retain operational flexibility. Yield increased from 3.04 grams per tonne to 3.11 grams per tonne in line with increased open pit grades mined and reduced processing of low grade. Gold production from the Lefroy mill decreased from
87,800 ounces in the June quarter to 81,800 ounces in the
September quarter due to the drawdown of 6,100 ounces of gold-in-
circuit during the June quarter.
Residual leaching and irrigation of the existing heap leach pad continued and a further 1,800 ounces were produced in the
September quarter compared with 1,400 ounces produced in the
June quarter. Since cessation of stacking activities, a total of 24,200 ounces have been produced. This process will continue until
pregnant solutions become uneconomic.
Net operating costs, including gold-in-process movements,
decreased from A$78 million (US$61 million) in the June quarter to
A$64 million (US$46 million) in the September quarter. Net
operating costs were impacted by a gold-in-circuit build-up of A$3 million (US$3 million) in the September quarter compared with a drawdown of A$20 million (US$15 million) in the June quarter. The drawdown in the June quarter mainly related to the utilisation of all the Neptune stockpiles. Operating costs increased from A$58 million
(US$45 million) in the June quarter to A$68 million (US$49 million)
in the September quarter due to the majority of the Invincible mining costs moving from capital pre-strip to operating costs.
Operating profit increased from A$59 million (US$46 million) in the
June quarter to A$66 million (US$48 million) in the September quarter with the lower net operating costs more than offsetting the lower production.
Capital expenditure decreased from A$45 million (US$35 million) in the June quarter to A$31 million (US$22 million) in the September quarter with the majority of the Invincible mining costs moving from capital pre-strip to working costs.
All-in sustaining costs and total all-in cost decreased from A$1,454 per ounce (US$1,136 per ounce) in the June quarter to A$1,229 per ounce (US$879 per ounce) in the September quarter due to the lower net operating costs and lower capital expenditure, partially offset by lower gold sold.

Gold Fields Q3 2015 Results

Agnew/Lawlers
Sept
2015
June
2015
Gold produced
000’oz
57.5
53.8
Yield
g/t
6.07
5.33
All-in sustaining costs
A$/oz
1,401
1,357
US$/oz
1,025
1,077
Total all-in cost
A$/oz
1,401
1,357
US$/oz
1,025
1,077
Gold production increased by 7 per cent from 53,800 ounces in the
June quarter to 57,500 ounces in the September quarter mainly due to higher grades mined and processed.
Ore mined from underground decreased by 20 per cent from
332,000 tonnes in the June quarter to 264,000 tonnes in the
September quarter due to decreased ore development meters and challenging geotechnical conditions at Waroonga. Head grade
mined increased by 20 per cent from 5.29 grams per tonne to 6.36 grams per tonne. During the June quarter, ground conditions in the lower part of the Kim ore body necessitated rehabilitation and extra ground support which resulted in slower rates of mining in certain higher grade areas with tonnages substituted from lower grade areas in the Waroonga ore body outside of Kim. In the September quarter, mining returned to these higher grade areas near the end of the quarter. However the extraction rate remained low due to a seismic event and further adverse ground conditions at the
beginning of the quarter which impacted the tonnes mined for the quarter.
Tonnes processed decreased by 6 per cent from 314,000 tonnes in the June quarter to 294,000 ounces in the September quarter. This was due to the lower mining volumes, partially offset by the processing of stockpiled ore which could not be processed during the June quarter with the mill at capacity. The combined yield increased from 5.33 grams per tonne to 6.07 grams per tonne mainly due to higher grades mined.
Net operating costs, including gold-in-process movements,
increased from A$46 million (US$36 million) in the June quarter to
A$51 million (US$38 million) in the September quarter due to a A$3 million (US$2 million) drawdown of inventory in the September quarter compared with a A$2 million (US$2 million) build-up in the
June quarter.
Operating profit increased from A$37 million (US$29 million) in the
June quarter to A$38 million (US$27 million) in the September quarter due to higher gold sold, partially offset by higher net operating costs.
Capital expenditure increased from A$23 million (US$18 million) in the June quarter to A$25 million (US$19 million) in the September quarter. The increase in capital expenditure was due to a power-
line upgrade which will allow electrical power to replace diesel generators for cooling at Waroonga during the summer months and due to additional raise-boring for ventilation at the Fitzroy, Bengal and Hastings (“FBH”) ore bodies. Development of the high grade
FBH ore bodies continued throughout the September quarter with first ore from FBH delivered in October 2015.
All-in sustaining costs and total all-in cost increased from A$1,357 per ounce (US$1,077 per ounce) in the June quarter to A$1,401 per ounce (US$1,025 per ounce) in the September quarter mainly due to higher capital expenditure and higher net operating costs, partially offset by higher gold sold.
Darlot
Sept
2015
June
2015
Gold produced
000’oz
25.4
17.4
Yield
g/t
6.30
4.22
All-in sustaining costs
A$/oz
1,232
1,500
US$/oz
906
1,164
Total all-in cost
A$/oz
1,232
1,500
US$/oz
906
1,164
Gold production increased by 46 per cent from 17,400 ounces in the
June quarter to 25,400 ounces in the September quarter due to the higher grade mined.
Ore mined from underground increased marginally from 108,200 tonnes to 110,800 tonnes. Head grade increased from 5.43 grams per tonne in the June quarter to 7.03 grams per tonne in the
September quarter. The increase in grade was due to the higher grade Lords South Lower ore body moving into a production phase.
Capital waste tonnes mined decreased from 55,500 tonnes in the
June quarter to 21,800 ounces in the September quarter due to the development to Lords South Lower.
Tonnes processed decreased from 128,300 tonnes in the June
quarter to 125,300 tonnes in the September quarter mainly due to a reduction in toll treatment ore. The yield increased from 4.22 grams per tonne to 6.30 grams per tonne mainly due to higher grade ore mined, partially offset by lower grade material treated as part of the toll treatment arrangements. The tolling arrangements contributed
529 ounces to gold production for the September quarter compared with 880 ounces in the June quarter.
Net operating costs, including gold-in-process movements,
increased from A$17 million (US$13 million) in the June quarter to
A$23 million (US$17 million) in the September quarter. The
increase reflects a lower portion of mining costs being allocated to capital as Lords South Lower moved from a development phase to a production phase as well as a net A$2 million change in gold-in-
process with a drawdown of A$1 million (US$1 million) in the
September quarter compared with a build-up of A$1 million (US$1 million) in the June quarter.
Operating profit increased from A$9 million (US$7 million) in the
June quarter to A$17 million (US$13 million) in the September quarter mainly due to higher gold sold, partially offset by higher net operating costs.
Capital expenditure decreased from A$8 million (US$6 million) to
A$7 million (US$5 million) with a A$3 million reduction in capital development at Lords South Lower, partially offset by a A$2 million increase in exploration expenditure.

Gold Fields Q3 2015 Results
All-in sustaining costs and total all-in cost decreased from A$1,500 per ounce (US$1,164 per ounce) in the June quarter to A$1,232 per ounce (US$906 per ounce) in the September quarter mainly due to higher gold sold and lower capital expenditure, partially offset by higher net operating costs.
Granny Smith
Sept
2015
June
2015
Gold produced
000’oz
82.1
74.6
Yield
g/t
7.08
6.41
All-in sustaining costs
A$/oz
957
989
US$/oz
699
770
Total all-in cost
A$/oz
957
989
US$/oz
699
770
Gold production increased by 10 per cent from 74,600 ounces in the
June quarter to 82,100 ounces in the September quarter due to higher grades mined.
Ore mined from underground was similar at 353,000 tonnes. Head grade mined increased from 7.21 grams per tonne in the June
quarter to 7.68 grams per tonne in the September quarter with mining activity taking place, as sequenced, in higher grade areas of the ore body.
Tonnes processed remained similar at 361,000 tonnes in the
September quarter. The yield increased from 6.41 grams per tonne to 7.08 grams per tonne due to higher head grades mined.
Net operating costs, including gold-in-process movements
increased marginally from A$46 million (US$36 million) in the June quarter to A$47 million (US$34 million) in the September quarter.
Operating profit increased from A$68 million (US$53 million) in the
June quarter to A$80 million (US$59 million) in the September quarter due to the higher gold sold.
Capital expenditure increased from A$23 million (US$18 million) in the June quarter to A$26 million (US$19 million) in the September quarter. The majority of the expenditure related to capital
development and exploration.
All-in sustaining costs and total all-in cost decreased from A$989 per ounce (US$770 per ounce) in the June quarter to A$957 per ounce
(US$699 per ounce) in the September quarter mainly due to higher gold sold, partially offset by higher capital expenditure.
Quarter ended 30 September 2015 compared with
quarter ended 30 September 2014
Group attributable equivalent gold production decreased marginally from 559,000 ounces for the September 2014 quarter to 557,000 ounces for the September 2015 quarter mainly due to lower
production at Agnew/Lawlers, St Ives, Cerro Corona and Granny
Smith.
At the South Africa region, gold production at South Deep, increased by 32 per cent from 1,298 kilograms (41,700 ounces) in the
September 2014 quarter to 1,709 kilograms (54,900 ounces) in the
September 2015 quarter mainly due to increased volumes from
underground, partially offset by lower grades. Production in the
September 2014 quarter was severely affected by the extensive ground support remediation programme introduced in May 2014 and the commensurate effect thereof.
At the West Africa region, total managed gold production increased by 6 per cent from 182,000 ounces in the September 2014 quarter to 193,800 ounces in the September 2015 quarter. At Tarkwa, gold production increased by 7 per cent from 139,200 ounces to 149,400 ounces mainly due to increased volumes and higher grade. At
Damang, gold production increased by 4 per cent from 42,800
ounces to 44,400 ounces mainly due to higher tonnes mined and processed, partially offset by lower grade.
At the South America region, gold equivalent production at Cerro
Corona decreased by 6 per cent from 84,700 ounces in the
September 2014 quarter to 79,200 ounces in the September 2015 quarter mainly due to a decrease in gold and copper grades.
At the Australia region, gold production decreased by 8 per cent from
268,800 ounces in the September 2014 quarter to 248,600 ounces in the September 2015 quarter. At St Ives, gold production
decreased by 6 per cent from 88,700 ounces to 83,600 ounces, mainly due to lower underground tonnes mined, partially offset by higher grade mined and processed. At Agnew/Lawlers, gold
production decreased by 20 per cent from 72,200 ounces to 57,500 ounces mainly due to lower tonnes mined and processed as well as lower grade. At Darlot, gold production increased by 14 per cent from 22,300 ounces to 25,400 ounces due to an increase in grade, partially offset by lower tonnes mined and processed. At Granny
Smith, gold production decreased by 4 per cent from 85,600 ounces to 82,100 ounces mainly due to lower grade processed.
INCOME STATEMENT
Revenue decreased by 9 per cent from US$699 million in the
September 2014 quarter to US$635 million in the September 2015 quarter mainly due to the lower gold price received. The average gold price decreased by 13 per cent from US$1,265 per ounce to
US$1,103 per ounce. The average Rand/US dollar exchange rate weakened by 20 per cent from R10.71 in the September 2014
quarter to R12.86 in the September 2015 quarter. The average
Australian/US dollar exchange rate weakened by 22 per cent from
A$1.00 = US$0.93 to A$1.00 = US$0.73.
Net operating costs decreased from US$414 million to US$366
million due to the 20 per cent weaker Rand/US dollar exchange rate, the 22 per cent weaker Australian/US dollar exchange rate, the lower oil price and good cost control.
At South Deep in South Africa, net operating costs increased by 26 per cent from R637 million (US$59 million) in the September 2014 quarter to R803 million (US$63 million) in the September 2015 quarter. This was mainly due to increased production, annual wage increases and normal inflationary increases. All-in sustaining costs of R578,051 per kilogram (US$1,404 per ounce) and total all-in cost of R589,823 per kilogram (US$1,431 per ounce) in the September
2015 quarter compared with all-in sustaining costs of R616,306 per kilogram (US$1,790 per ounce) and total all-in cost of R658,383 per

Gold Fields Q3 2015 Results

kilogram (US$1,912 per ounce) in the September 2014 quarter due to higher gold sold, partially offset by higher operating costs.
At the West Africa region, net operating costs decreased by 8 per cent from US$145 million in the September 2014 quarter to US$134 million in the September 2015 quarter. All-in sustaining costs and total all-in cost for the region amounted to US$962 per ounce in the
September 2015 quarter compared with US$1,131 per ounce in the
September 2014 quarter.
At Tarkwa, net operating costs decreased by 11 per cent from
US$97 million to US$86 million due to on-going business
improvement initiatives and the lower oil price. All-in sustaining costs and total all-in costs amounted to US$872 per ounce in the
September 2015 quarter compared with US$1,096 per ounce in the
September 2014 quarter due to increased gold sold, lower operating costs and lower capital expenditure.
At Damang, net operating costs increased by 2 per cent from US$47 million to US$48 million due to increased tonnes mined and
processed. All-in sustaining costs and total all-in cost amounted to
US$1,272 per ounce in the September 2015 quarter compared with
US$1,245 per ounce in the September 2014 quarter due to higher capital expenditure, partially offset by increased gold sold.
At Cerro Corona in South America, net operating costs increased by
30 per cent from US$27 million in the September 2014 quarter to
US$35 million in the September 2015 quarter. This was mainly due to a build-up of concentrate inventory of US$10 million in the
September 2014 quarter compared with only US$1 million in the
September 2015 quarter. All-in sustaining costs and total all-in cost amounted to US$747 per ounce in the September 2015 quarter
compared with US$245 per ounce in the September 2014 quarter due to lower by-product credits, the lower inventory credit to cost and higher capital expenditure, partially offset by higher gold ounces sold. All-in sustaining costs and total all-in cost, on a gold equivalent basis amounted to US$731 per ounce in the September 2015
quarter compared with US$718 per ounce in the September 2014 quarter.
At the Australia region, net operating costs decreased by 6 per cent from A$198 million (US$184 million) in the September 2014 quarter to A$186 million (US$135 million) in the September 2015 quarter mainly due to the lower production, All-in sustaining costs and total all-in cost for the region amounted to A$1,177 per ounce (US$859 per ounce) in the September 2015 quarter compared with A$1,065 per ounce (US$990 per ounce) in the September 2014 quarter due to lower gold sold and higher capital expenditure, partially offset by lower net operating costs.
At St Ives, net operating costs decreased by 15 per cent from A$75 million (US$70 million) in the September 2014 quarter to A$64 million (US$46 million) in the September 2015 quarter. All-in sustaining costs and total all-in cost for St Ives amounted to A$1,229 per ounce (US$879 per ounce) in the September 2015 quarter
compared with A$1,235 per ounce (US$1,149 per ounce) in the
September 2014 quarter due to lower net operating costs, partially offset by higher capital expenditure and lower gold sold.
At Agnew/Lawlers, net operating costs increased by 2 per cent from
A$50 million (US$46 million) in the September 2014 quarter to A$51 million (US$38 million) in the September 2015 quarter. All-in sustaining costs and total all-in cost for Agnew/Lawlers amounted to
A$1,401 per ounce (US$1,025 per ounce) in the September 2015 quarter compared with A$1,025 per ounce (US$953 per ounce) in the September 2014 quarter due to lower gold sold, higher net operating costs and higher capital expenditure.
At Darlot net operating costs were similar at A$23 million (US$17 million). All-in sustaining costs and total all-in cost amounted to
A$1,232 per ounce (US$906 per ounce) in the September 2015
quarter compared with A$1,316 per ounce (US$1,224 per ounce) in the September 2014 quarter due to higher gold sold, partially offset by higher capital expenditure.
At Granny Smith, net operating costs decreased by 6 per cent from
A$50 million (US$46 million) in the September 2014 quarter to A$47 million (US$34 million) in the September 2015 quarter. All-in sustaining costs and total all-in cost amounted to A$957 per ounce
(US$699 per ounce) in the September 2015 quarter compared with
A$852 per ounce (US$792 per ounce) in the September 2014
quarter due to lower gold sold and higher capital expenditure.
The Group all-in sustaining costs of US$948 per ounce and total all-
in cost of US$961 per ounce in the September 2015 quarter
compared with all-in sustaining costs of US$1,074 per ounce and total all-in cost of US$1,096 per ounce in the September 2014 quarter. The lower all-in-sustaining and all-in costs in the
September 2015 quarter was due to lower net operating costs and higher gold sold (576,000 ounces in the September 2015 quarter compared with 552,800 ounces in the September 2014 quarter)
lower capital expenditure, partially offset by lower by-product credits.
Operating profit decreased from US$285 million to US$269 million as a result of the above.
Amortisation for the Group increased from US$151 million in the
September 2014 quarter to US$155 million in the September 2015 quarter mainly due to the increased cost base at Darlot, following the capital development at Lords South Lower.
Net interest paid decreased from US$19 million to US$16 million due to the paying down of relatively more expensive South African debt as compared with offshore debt in the March 2015 quarter.
The share of equity accounted losses after taxation was similar at
US$1 million and mainly related to the ongoing study and evaluation costs at the Far Southeast project (FSE).
The gain on foreign exchange of US$7 million in the September
2015 quarter compared with US$6 million in the September 2014 quarter. These related to the conversion of offshore cash holdings into their functional currencies.
The loss on financial instruments of US$4 million in the September
2015 quarter compared with US$nil in the September 2014 quarter and related to the mark to market adjustment on diesel hedges that the Australian operations entered into on 10 September and 26
November 2014.

Gold Fields Q3 2015 Results
Share-based payments for the Group decreased from US$6 million in the September 2014 quarter to US$3 million in the September
2015 quarter due to the implementation of a new long-term
employee incentive scheme in 2014. Long-term employee benefits of US$nil in the September 2015 quarter compared with US$3
million in the September 2014 quarter, the reduction due to mark to market adjustments. The two schemes combined decreased from
US$9 million to US$3 million.
Exploration expenditure increased from US$8 million in the
September 2014 quarter to US$11 million in the September 2015 quarter due to higher expenditure at Salares Norte.
Non-recurring items decreased from US$12 million in the
September 2014 quarter to US$8 million in the September 2015 quarter. The September 2015 quarter included US$3 million on the impairment of the Group’s investment in Hummingbird and US$4 million related to retrenchment costs at Tarkwa.
Royalties of US$19 million in the September 2015 quarter compared with US$22 million in the September 2014 quarter.
The taxation charge of US$34 million in the September 2015 quarter compared with US$38 million in the September 2014 quarter, in line with the lower taxable income.
As a result of the above, net earnings attributable to the Gold Fields shareholders of US$18 million in the September 2015 quarter
compared with net earnings of US$19 million in the September 2014 quarter.
Normalised earnings of US$22 million in the September 2015
quarter compared with US$23 million in the September 2014
quarter.
CASH FLOW
Cash inflow from operating activities of US$221 million in the
September 2015 quarter compared with US$206 million in the
September 2014 quarter with the increase mainly due to lower royalties and taxation paid in June 2015 and a higher release of working capital.
Cash outflows from investing activities increased from US$62 million to US$146 million. The cash outflow was lower in the September
2014 quarter due to the proceeds on the disposal of Chucapaca of
US$81 million.
Capital expenditure decreased from US$144 million in the
September 2014 quarter to US$143 million in the September 2015 quarter.
At the South Africa region, capital expenditure at South Deep decreased from R191 million (US$18 million) to R187 million
(US$14 million).
At the West Africa region, capital expenditure decreased from
US$45 million in the September 2014 quarter to US$43 million in the
September 2015 quarter. In South America, at Cerro Corona,
capital expenditure increased from US$12 million in the September
2014 quarter to US$19 million in the September 2015 quarter. At the Australia region, capital expenditure increased from A$75 million
(US$69 million) to A$89 million (US$66 million).
Net cash inflow from financing activities of US$20 million in the
September 2015 quarter compared with an outflow of US$27 million in the September 2014 quarter. Both related to long term and short term loans received and repaid.
The net cash inflow of US$93 million in the September 2015 quarter compared with a net cash inflow of US$103 million in the September
2014 quarter. After accounting for a negative translation adjustment of US$22 million, the cash inflow in the September 2015 quarter was
US$71 million. The cash balance at the end of September 2015 was
US$486 million compared with US$446 million at the end of
September 2014.
Corporate
DIRECTORATE CHANGES
Rick Menell, an independent non-executive director of Gold Fields assumed the role of Deputy Chairperson on 19 August 2015.
Mr Menell has over 36 years’ experience in the mining industry, including as President of the Chamber of Mines of South Africa,
President and CEO of Teal Exploration and Mining and as Executive
Chair of Anglovaal Mining and Avgold. Mr Menell, Chairman of
Credit Suisse Securities, also serves as a Director of Sibanye Gold,
Weir Group Plc and Rockwell Diamonds Inc and is a Senior Advisor
to Credit Suisse AG. He is also a director of a number of unlisted companies and non-profit organisations.
NON-EXECUTIVE DIRECTORS
On 7 May 2015, shareholders were informed that Gold Fields non-
executive Director, Alan Hill would leave the Board of the Company on 31 December 2015. The Board has resolved for Mr Hill to stay on as a non-executive director until 31 December 2016.
EXCELLENCE IN THE FIELD OF TAX REPORTING
Gold Fields and Sasol have clinched the top awards in PwC’s
Building Public Trust Awards: Excellence in the field of tax reporting in 2015. Gold Fields was the overall winner in the category for tax reporting for multinational companies.
Outlook
We expect our full year production to be within 1 per cent to 2 per cent of previous guidance. However, costs are expected to be better than previously guided at around US$1,035 per ounce for AISC and
US$1,055 per ounce for AIC.
South Deep’s production for the full year is expected to be between
5,900 kilograms (190,000 ounces) and 6,000 kilograms (193,000 ounces), with the last six months of 2015 being up around 50 per cent on the first six months of 2015.
The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on pages 3 and 28.

Gold Fields Q3 2015 Results

BASIS OF ACCOUNTING
The unaudited condensed consolidated quarterly financial
statements are prepared in accordance with International Financial
Reporting Standard, (IAS) 34 Interim Financial Reporting, the
SAICA Financial Reporting Guides as issued by the Accounting
Practices Committee and Financial Pronouncements as issued by
Financial Reporting Standards Council and the requirements of the
Companies Act of South Africa.
The accounting policies applied in the preparation of these quarterly financial statements are in terms of International Financial Reporting
Standards and are consistent with those applied in the previous annual financial statements.
LITIGATION STATEMENT
In relation to the Litigation statement, there has been no further update since the release of the Gold Fields Q2 2015 results on 20
August 2015 except for the update on the Silicosis Class Action.
UPDATE OF THE SILICOSIS CLASS ACTION
The two class action applications were consolidated into one application on 17 October 2013. In terms of the consolidated application, the court is asked to allow the class actions to be certified. The consolidated application was heard during the weeks of 12 and 19 October 2015. Judgment has been reserved. If
certification is granted, it will be the first step in a process whereby the applicants will, on behalf of the class or classes, seek to hold
Gold Fields and the other mining companies liable for silicosis and/or tuberculosis and the resultant consequences. Any such claims will be defended
.
MINING CHARTER OWNERSHIP ELEMENT DECLARATION
APPLICATION
On 5 June 2015, the Chamber of Mines commenced a court
application against the Minister and Director General of the
Department of Mineral Resources regarding the continuing
consequences of previous BEE deals in measuring progress on the
Mining Charter’s ownership element. The parties’ legal
representatives met with the Deputy Judge President of the North
Gauteng High Court on 11 November 2015, where it was agreed
that the application hearing will take place in March 2016.
N.J. Holland
Chief Executive Officer
19 November 2015

Gold Fields Q3 2015 Results
The financial statements are presented on a condensed consolidated basis
Income statement
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
Nine months to
September
2015
June
2015
September
2014
September
2015
September
2014
Revenue
635.1
660.4                 699.2
1,905.3
2,160.8
Operating costs, net
(366.0)
(382.2)               (414.3)
(1,114.2)
(1,272.9)
– Operating costs
(369.4)
(358.6)               (423.7)
(1,083.5)
(1,278.4)
– Gold inventory change
3.4
(23.6)                     9.4
(30.7)
5.5
Operating profit
269.1
278.2                284.9                  791.1
887.9
Amortisation and depreciation
(155.0)
(141.5)               (151.3)              (437.5)
(484.6)
Net operating profit
114.1
136.7                133.6                353.6
403.3
Net interest paid
(16.3)
(15.2)                (19.4)                (50.6)
(57.1)
Share of equity accounted earnings after taxation
(0.6)
(1.3)                (1.4)                   (4.6)
(2.9)
Gain/(loss) on foreign exchange
7.3
(1.8)                  6.1                      7.4
7.1
(Loss)/gain on financial instruments
(3.7)
1.7                      -
(4.5)
(0.1)
Share-based payments
(2.9)
(3.0)                (6.2)                    (9.0)
(22.3)
Long-term employee benefits
(0.3)
(0.3)                (2.9)                   (3.7)
(6.8)
Other
(6.5)
(8.6)                (9.9)
(25.2)
(33.2)
Exploration and project costs
(11.2)
(19.3)               (8.3)
(43.9)
(34.9)
Profit before royalties, taxation and non-recurring items
79.9
88.9                91.6
219.5
253.1
Non-recurring items
(8.2)
(10.8)              (12.3)                (19.3)
(47.2)
Profit before royalties and taxation
71.7
78.1                79.3
200.2
205.9
Royalties
(18.7)
(21.2)              (21.6)                (58.2)
(65.4)
Profit before taxation
53.0
56.9                57.7
142.0
140.5
Mining and income taxation
(34.3)
(42.5)              (37.8)
(121.1)
(96.1)
– Normal taxation
(36.4)
(36.9)              (46.0)
(100.1)
(88.0)
– Deferred taxation
2.1
(5.6)                8.2
(21.0)
(8.1)
Net profit
18.7
14.4 19.9
20.9
44.4
Attributable to:
– Owners of the parent
18.0
11.7                19.1                  15.8
38.3
– Non-controlling interest
0.7
2.7                  0.8                    5.1
6.1
Non-recurring items:
Profit/(loss) on sale of investments
0.1
-                -
0.1
(0.8)
Profit on sale of Chucapaca
-
-                4.6
-
4.6
Profit/(loss) on sale of assets
0.2
-                1.2                      2.0
(1.4)
Restructuring costs
(4.2)
(3.0)                (15.8)                (8.7)
(36.6)
Impairment of investments and assets
(3.4)
(7.6)                (0.6)
(11.8)
(1.2)
Other
(0.9)
(0.2)                (1.7)                (0.9)
(11.8)
Total non-recurring items
(8.2)
(10.8)              (12.3)              (19.3)
(47.2)
Taxation
1.6
1.0                  4.6                  2.5
14.2
Net non-recurring items after tax
(6.6)
(9.8)                (7.7)
(16.8)
(33.0)
Net earnings
18.0
11.7                19.1                15.8
38.3
Net earnings per share (cents)
2
2                    3                    2
5
Diluted earnings per share (cents)
2
2                     3                     2
5
Headline earnings
21.0
19.4                14.4                26.1
36.8
Headline earnings per share (cents)
3
3                    2                    4
5
Diluted headline earnings per share (cents)
3
3
2
4
5
Net earnings excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation
21.6
21.5 23.1
29.8
68.2
Net earnings per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation
(cents)
3
3 3
4
9
South African rand/United States dollar conversion rate
12.86
12.06
10.71
12.21
10.70
United States dollar/Australian dollar conversion rate
0.73
0.78
0.93
0.76
0.92
Gold equivalent sold – managed eq oz (000)
576
562
553
1,647
1,696
Gold equivalent price received US$/eq oz
1,103
1,174
1,265
1,157
1,274
Figures may not add as they are rounded independently.
The unaudited consolidated financial statements for the quarter ended 30 September 2015 have been prepared by the corporate accounting staff of Gold Fields
Limited headed by Mrs Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer.

Gold Fields Q3 2015 Results

Statement of comprehensive income
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
Nine months to
September
2015
June
2015
September
2014
September
2015
September
2014
Net profit
18.7
14.4 19.9
20.9
44.4
Other comprehensive loss, net of tax
(344.9)
(51.7) (172.8)
(501.8)
(180.3)
Marked to market valuation of listed investments
0.4
(0.4) 1.9
0.4
2.9
Currency translation adjustments and other
(345.3)
(51.3) (174.7)
(502.2)
(183.2)
- -
Total comprehensive loss
(326.2)
(37.3) (152.9)
(480.9)
(135.9)
Attributable to:
– Owners of the parent
(327.2)
(39.9) (155.9)
(486.2)
(143.5)
– Non-controlling interest
1.0
2.6 3.0
5.3
7.6
(326.2)
(37.3) (152.9)
(480.9)
(135.9)
Statement of financial position
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
September
2015
December
2014
Property, plant and equipment
4,508.1
4,895.7
Goodwill
321.5
385.7
Non-current assets
166.9
163.2
Investments
243.8
257.9
Deferred taxation
79.3
62.4
Current assets
1,024.8
1,092.8
– Other current assets
499.0
594.8
– Cash and deposits
485.8
458.0
– Assets held for sale
40.0
40.0
Total assets
6,344.4
6,857.7
Shareholders’ equity
3,164.6
3,663.3
Deferred taxation
422.7
387.0
Long-term loans
1,823.3
1,765.7
Environmental rehabilitation provisions
282.3
311.2
Long-term employee benefits
11.2
8.3
Other long-term provisions
6.8
9.1
Current liabilities
633.5
713.1
– Other current liabilities
544.3
567.9
– Current portion of long-term loans
89.2
145.2
Total equity and liabilities
6,344.4
6,857.7
US dollar/South African rand conversion rate
13.87
11.56
US dollar/Australian dollar conversion rate
0.70
0.81
Net debt
1,426.7
1,452.9
Hedging/Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
to protect cash flows at times of significant expenditure;
for specific debt servicing requirements; and
to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Diesel hedge *
Australia
On 26 November 2014, Gold Fields Australia (Pty) Limited entered into Singapore Gasoil 10ppm cash settled swap transaction contracts. A contract for 63,000 barrels based on 50 per cent of estimated usage for the period January to March 2015 was committed at a fixed price of US$94.00 per barrel and a further 283,500 barrels based on 75 per cent of estimated usage was committed at a price of US$96.00 per barrel for the period April to December 2015. Brent Crude at the time of the transaction was US$78.45 per barrel.
At the reporting date, the fair value was negative US$4.5 million.
* Do not qualify for hedge accounting and are accounted for as derivative financial instruments in the income statement.

Gold Fields Q3 2015 Results
Statement of changes in equity
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2014
3,470.8
(1,636.5)
1,704.6
124.5
3,663.3
Total comprehensive (loss)/income - (502.0) 15.8 5.3
(480.9)
(Loss)/profit for the period - - 15.8 5.1
20.9
Other comprehensive (loss)/income - (502.0) - 0.2
(501.8)
Dividends declared - - (15.1) (11.9)
(27.0)
Share-based payments - 9.0 - -
9.0
Exercise of employee share options 0.2 - - -
0.2
Balance as at 30 September 2015
3,471.0
(2,129.5)
1,705.3
117.9
3,164.6
UNITED STATES DOLLARS
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2013
3,470.7
(1,340.8)
1,721.6
193.8
4,045.2
Total comprehensive (loss)/income - (181.8) 38.3 7.6
(135.9)
Profit for the period - - 38.3 6.1
44.4
Other comprehensive (loss)/income - (181.8) - 1.5
(180.3)
Dividends declared -
-                     (29.8)                     (10.6)                     (40.4)
Share-based payments - 22.3                            -                            -
22.3
Disposal of non-controlling interest - - - (69.8)
(69.8)
Loans received from non-controlling interest - - - 2.0
2.0
Exercise of employee share options 0.1 - - -
0.1
Balance as at 30 September 2014
3,470.8
(1,500.3)
1,730.1
123.0
3,823.5
Debt maturity ladder
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
31 Dec 2015
31 Dec 2016
1 Jan 2017 to
31 Dec 2020
Total
Uncommitted loan facilities
US dollar million - - -
-
Rand million 1,297.0 - -
1,297.0
Rand debt translated to dollar 93.5 - -
93.5
Total (US$’m)
93.5
-
-
93.5
Committed loan facilities
US dollar million 75.0 - 2,647.3
2,722.3
Rand million - 1,000.0 1,500.0
2,500.0
Rand debt translated to dollar - 72.1 108.2
180.3
Total (US$’m)
75.0
72.1
2,755.5
2,902.6
Total (US$’m) – Uncommitted and committed loan
facilities
168.5                              72.1
2,755.5
2,996.1
Utilisation – Uncommitted loan facilities
Rand million 197.5 - - 197.5
US dollar million 14.2 - - 14.2
Rand debt translated to dollar 14.2 - - 14.2
Total (US$’m)
14.2
-
-
14.2
Utilisation – Committed loan facilities (including US$ bond)
US dollar million 75.0 - 1,823.3
1,898.3
Rand million - - -
-
Rand debt translated to dollar - - -
-
Total (US$’m)
75.0
-
1,823.3
1,898.3
Total (US$’m) – Utilisation – Uncommitted and committed
loan facilities
89.2 -
1,823.3
1,912.5
Exchange rate: US$1 = R13.87 being the closing rate at the end of the September 2015 quarter.

Gold Fields Q3 2015 Results

Statement of cash flows
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
Nine months to
September
2015
June
2015
September
2014
September
2015
September
2014
Cash flows from operating activities
220.5
191.3                  205.5                 562.0
623.7
Profit before royalties, tax and non-recurring items
79.9
88.9                    91.6
219.5
253.1
Non-recurring items
(8.2)
(10.8)                  (12.3)                (19.3)
(47.2)
Amortisation and depreciation
155.0
141.5                  151.3                 437.5
484.6
South Deep BEE dividend
-
-                        -
(1.7)
(1.9)
Change in working capital
34.1
8.9                  22.1                     77.5
44.5
Royalties and taxation paid
(43.6)
(44.3)                (50.9)
(162.1)
(131.4)
Other non-cash items
3.3
7.1                    3.7
10.6
22.0
Dividends paid
(2.5)
(4.6)                (14.3)                 (20.0)
(40.4)
Owners of the parent
(2.3)
-               (14.1)                  (15.1)
(29.8)
Non-controlling interest holders
(0.2)
(4.6)                (0.2)                     (4.9)
(10.6)
Cash flows from investing activities
(145.9)
(161.1)               (62.0)
(486.0)
(361.6)
Capital expenditure – additions
(142.7)
(158.3)            (144.2)                (475.8)
(438.9)
Capital expenditure – proceeds on disposal
0.7
0.6                  3.0                     3.1
4.0
Purchase of investments
-
-                  -                          -
(1.6)
Proceeds on disposal of Chucapaca
-
-                81.0
-
81.0
Proceeds on disposal of investments
-
-                  -                          -
2.0
Environmental payments
(3.9)
(3.4)                (1.8)
(13.3)
(8.1)
Cash flows from financing activities
20.4
(10.0)              (26.6)
2.4
(97.9)
Loans received
38.9
5.0              101.8                  385.1
326.5
Loans repaid
(18.5)
(15.0)            (128.8)               (382.7)
(426.4)
Non-controlling interest holders’ loans received
-
-                  0.4
-
2.0
Net cash inflow
92.5
15.6               102.6                  58.4
123.8
Translation adjustment
(21.8)
(2.8)                (7.1)
(30.6)
(2.6)
Cash at beginning of period
415.1
402.3              350.7              458.0
325.0
Cash at end of period
485.8
415.1              446.2              485.8
446.2
Cash flow from operating activities less net capital expenditure and environmental payments
74.6
30.2                62.5                76.0
180.7
Reconciliation of headline earnings with net earnings
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
Year to date
September
2015
June
2015
September
2014
September
2015
September
2014
Net earnings
18.0
11.7                  19.1                  15.8
38.3
(Profit)/loss on sale of investments
(0.1)
-                     -
(0.1)
0.8
Profit on sale of Chucapaca
-
-                  (4.6)
-
(4.6)
(Profit)/loss on sale of assets
(0.2)
-                  (1.2)                  (2.0)
1.4
Taxation effect on sale of assets
(0.1)
0.1                     0.4                   0.6
(0.4)
Impairment of investments and assets
3.4
7.6                      0.6
11.8
1.2
Headline earnings
21.0
19.4                  14.4                  26.1
36.8
Headline earnings per share – cents
3
3                      2                      4
5
Based on headline earnings as given above divided by 775,270,967 (June
2015 – 774,747,163 and September 2014 – 769,377,569) being the weighted average number of ordinary shares in issue.

Gold Fields Q3 2015 Results
Segmental operating and financial results
UNITED STATES DOLLARS
Total Mine
Operations
South
Africa
Region
West Africa Region
South
America
Region
Ghana
Peru
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Operating Results
Ore milled/treated (000 tonnes)
Sept 2015
8,295
387
4,538
3,415
1,123
1,753
June 2015
8,160
298
4,514
3,421             1,093
1,633
Year to date
24,628
947
13,454
10,221             3,233
4,983
Yield (grams per tonne)
Sept 2015
2.1
4.4
1.3
1.4                 1.2
1.4
June 2015
2.1
4.0
1.3
1.4                 1.2
1.6
Year to date
2.1
4.3
1.3                   1.3                 1.2
1.4
Gold produced (000 managed equivalent ounces)
Sept 2015
576.5
54.9
193.8
149.4               44.4
79.2
June 2015
554.9
38.7
197.7
156.2               41.5
83.6
Year to date
1,650.5
129.9
566.3               441.3             124.9
229.4
Gold sold (000 managed equivalent ounces)
Sept 2015
576.0
54.9
193.8
149.4               44.4
78.6
June 2015
562.1
38.7
197.7
156.2               41.5
90.8
Year to date
1,647.0
129.9
566.3               441.3              124.9
225.8
Gold price received (dollar per equivalent ounce)
Sept 2015
1,103
1,157
1,126
1,126              1,124
908
June 2015
1,174
1,194
1,196
1,196              1,198
1,083
Year to date
1,157
1,184
1,179               1,179              1,178
1,007
Operating costs (dollar per tonne)
Sept 2015
45
162
30
25                 43
21
June 2015
44
196
29
24                 44
23
Year to date
44
185
29                   25                  43
22
All-in-sustaining costs (dollar per ounce)
Sept 2015
942
1,404
962
872              1,272
747
June 2015
1,026
1,895
1,029
938              1,370
381
Year to date
1,030
1,697
1,090               1,027              1,314
542
Total all-in-cost (dollar per ounce)
Sept 2015
945
1,431
962
872             1,272
747
June 2015
1,031
1,986
1,029
938             1,370
381
Year to date
1,036
1,770
1,090               1,027              1,314
542
Financial Results ($ million)
Revenue
Sept 2015
635.1
63.6
218.1
168.2                49.9
71.4
June 2015
660.4
46.2
236.5
186.8                49.7
98.4
Year to date
1,905.3
153.8
667.6               520.4               147.2
227.4
Net operating costs
Sept 2015
(366.5)
(62.8)
(133.8)
(85.9)              (47.8)
(35.3)
June 2015
(382.2)
(58.5)
(136.4)
(86.6)              (49.8)
(42.6)
Year to date
(1,114.8)
(175.5)
(395.6)             (254.1)            (141.4)
(106.3)
–
Operating costs
Sept 2015
(369.9)
(62.8)
(134.7)
(86.9)             (47.8)
(36.7)
June 2015
(358.6)
(58.5)
(130.9)
(82.9)             (48.0)
(37.3)
Year to date
(1,084.1)
(175.5)
(394.9)             (254.7)           (140.2)
(107.4)
–
Gold inventory change
Sept 2015
3.4
-
1.0
1.0                 -
1.4
June 2015
(23.6)
-
(5.5)
(3.7)                 (1.8)
(5.3)
Year to date
(30.7)
-
(0.7)                 0.6
(1.3)
1.1
Operating profit/(loss)
Sept 2015
268.6
0.7
84.4
82.2                 2.1
36.1
June 2015
278.2
(12.3)
100.1
100.2                 (0.1)
55.8
Year to date
790.5
(22.1)
272.0                 266.3
5.7
121.1
Amortisation of mining assets
Sept 2015
(154.7)
(16.6)
(50.1)
(42.3)                 (7.8)
(24.0)
June 2015
(141.2)
(14.9)
(42.4)
(36.0)                 (6.4)
(22.8)
Year to date
(436.6)
(48.5)
(137.0)                 (117.2)                  (19.8)
(67.4)
Net operating profit/(loss)
Sept 2015
114.0
(15.9)
34.3
40.0                 (5.7)
12.1
June 2015
137.0
(27.1)
57.7
64.2                 (6.5)
33.0
Year to date
353.9
(70.6)
135.0                 149.1                 (14.1)
53.7
Other expenses
Sept 2015
(19.3)
(2.3)
(0.4)
0.8                 (1.3)
(3.7)
June 2015
(19.2)
(1.8)
(5.4)
(3.9)                 (1.5)
(2.6)
Year to date
(66.0)
(8.8)
(10.0)                 (5.9)                 (4.0)
(10.8)
Profit/(loss) before royalties and taxation
Sept 2015
94.7
(18.2)
33.9
40.8                 (7.0)
8.4
June 2015
117.8
(29.0)
52.3
60.4                 (8.1)
30.4
Year to date
287.9
(79.3)
125.1                 143.2                 (18.1)
42.9
Royalties, mining and income taxation
Sept 2015
(48.5)
4.8
(20.9)
(20.9)                 -
(6.0)
June 2015
(57.9)
7.7
(25.9)
(27.1)                 1.2
(18.5)
Year to date
(167.7)
22.8
(67.1)                 (67.9)
0.8
(48.4)
–
Normal taxation
Sept 2015
(14.8)
-
(5.0)
(5.0)                 -
(9.7)
June 2015
(24.4)
-
(11.5)
(11.5)                 -
(15.2)
Year to date
(49.4)
-
(18.7)                 (18.7)
-
(30.5)
–
Royalties
Sept 2015
(18.7)
(0.3)
(10.9)
(8.4)                 (2.5)
(0.6)
June 2015
(21.2)
(0.3)
(11.8)
(9.3)                 (2.5)
(2.1)
Year to date
(58.2)
(0.8)
(33.4)                 (26.0)                 (7.4)
(2.9)
–
Deferred taxation
Sept 2015
(15.1)
5.1
(5.1)
(7.6)                 2.5
4.2
June 2015
(12.3)
8.0
(2.6)
(6.3)                 3.7
(1.1)
Year to date
(60.2)
23.5
(15.0)                 (23.2)
8.2
(15.0)
Profit/(loss) before non-recurring items
Sept 2015
46.2
(13.5)
12.9
19.9                 (7.0)
2.3
June 2015
59.9
(21.3)
26.4
33.3                 (6.8)
11.9
Year to date
119.7
(56.6)
57.9                 75.2
(17.3)
(5.5)
Non-recurring items
Sept 2015
(4.7)
(0.1)
(5.0)
(4.9)                 -
(0.5)
June 2015
(3.0)
0.1
(0.6)
(0.5)                 (0.1)
-
Year to date
(7.4)
(0.7)
(6.2)                 (5.9)                 (0.3)
(0.5)
Net profit/(loss)
Sept 2015
41.4
(13.5)
7.9
14.9                 (7.0)
1.8
June 2015
56.8
(21.4)
25.9
32.8                 (6.9)
11.9
Year to date
112.2
(57.3)
51.7                 69.3
(17.6)
(6.0)
Net profit/(loss) excluding gains and losses on
Sept 2015
49.8
(13.5)
11.1                 17.5                 (6.4)
3.7
foreign exchange, financial instruments and
June 2015
51.8
(21.2)
27.3                 33.9                 (6.6)
10.9
non-recurring items
Year to date
121.4
(57.2)
56.2                 72.9
(16.7)
(4.6)
Capital expenditure
Sept 2015
(141.4)
(14.4)
(42.7)
(36.8)                 (5.9)
(18.5)
June 2015
(158.1)
(16.5)
(52.3)
(48.2)                 (4.1)
(12.3)
Year to date
(474.3)
(49.5)
(183.6)                 (169.5)                 (14.1)
(37.2)
Average exchange rates were US$1 = R12.86 and US$1 = R12.06 for the September 2015 and June 2015 quarters respectively.
The Australian/US dollar exchange rates were A$1 = US$0.73 and A$1 = US$0.78 for the September 2015 and June 2015 quarters respectively.

Gold Fields Q3 2015 Results

Segmental operating and financial results
Australia Region
#
AUSTRALIAN DOLLARS
1
SOUTH
AFRICAN
RAND
2
Australia
Australia Region
#
South
Africa
Region
UNITED STATES DOLLARS
Total
St Ives
Agnew/
Lawlers
Darlot
Granny
Smith
Total
St Ives
Agnew/
Lawlers
Darlot
Granny
Smith
South Deep
Operating Results
Ore milled/treated
Sept 2015
1,617           837
294           125           361
1,617           837           294           125           361
387
(000 tonnes)
June 2015
1,715           912 314           128           361 1,715           912           314           128           361 298
Year to date
5,244        2,893              920           339         1,092 5,244        2,893           920           339        1,092 947
Yield
Sept 2015
4.7           3.0
6.1              6.3           7.1
4.7            3.0            6.1           6.3            7.1
4.4
(grams per tonne)
June 2015
4.2           3.0 5.3             4.2           6.4 4.2             3.0           5.3           4.2           6.4 4.0
Year to date
4.3           2.9 5.8             4.9           6.5                    4.3             2.9           5.8           4.9           6.5 4.3
Gold produced
Sept 2015
248.6           83.6
57.5           25.4           82.1
248.6           83.6           57.5           25.4           82.1
1,709
(000 managed
June 2015
235.0           89.2 53.8           17.4           74.6 235.0           89.2           53.8           17.4           74.6 1,203
equivalent ounces)
Year to date
725.0           271.5 170.9           53.9           228.7            725.0         271.5         170.9          53.9         228.7 4,041
Gold sold
Sept 2015
248.6           83.6
57.5           25.4           82.1
248.6           83.6           57.5           25.4           82.1
1,709
(000 managed
June 2015
235.0           89.2 53.8           17.4           74.6 235.0           89.2           53.8           17.4           74.6 1,203
equivalent ounces)
Year to date
725.6           271.5 170.9           53.9           228.7            725.0       271.5           170.9           53.9         228.7 4,041
Gold price received
Sept 2015
1,133          1,128          1,126         1,172         1,132
1,553         1,561        1,547        1,573        1,547
471,094
(dollar per
June 2015
1,190         1,190 1,191         1,184         1,190 1,527         1,529         1,528         1,522         1,529 463,082
equivalent ounce)
Year to date
1,181         1,184 1,179         1,187         1,179              1,544         1,548         1,541         1,552         1,541 464,786
Operating costs
Sept 2015
84              59
120
128              97
115               81
165
175
133
2,088
(dollar per tonne)
June 2015
77              50
118 112              97 99                 64 152 144 125 2,367
Year to date
77               51 118 134            95               101               67 155 175 124 2,263
All-in-sustaining costs
Sept 2015
859         879
1,025         906            699
1,177         1,229         1,401         1,232         957
578,051
(dollar per ounce)
June 2015
1,008         1,136 1,077         1,164         770 1,288         1,454         1,357         1,500          989 734,784
Year to date
945         1,018 1,009         1,166         757                 1,234         1,330         1,327         1,525          989 665,975
Total all-in-cost
Sept 2015
859         879
1,025         906         699
1,177         1,229         1,401         1,232         957
589,823
(dollar per ounce)
June 2015
1,008         1,136 1,077         1,164          770 1,288         1,454         1,357         1,500         989 769,847
Year to date
945         1,018 1,009         1,166         757                 1,234         1,330         1,328         1,525         989 694,876
Financial Results ($ million)
Revenue
Sept 2015
281.7         94.3
64.7         29.7         93.0
386.5         130.5         89.0         39.9         127.1
805.1
June 2015
279.6         106.2         64.1          20.6         88.8 359.1         136.4         82.3         26.4         114.0 557.1
Year to date
856.5         321.4 201.4         64.0         269.7              1,119.7         420.2         263.4         83.6         352.5 1,878.2
Net operating costs
Sept 2015
(134.6)
(45.9)
(37.5)
(16.9)
(34.3)
(185.5)
(64.2)
(51.3)
(22.9)
(47.1)
(803.2)
June 2015
(144.9) (60.5) (35.5) (13.3) (35.5) (186.3) (77.8) (45.7) (17.1) (45.7) (705.3)
Year to date
(437.5)         (174.7) (110.2)         (44.9)       (107.6)          (571.9)       (228.4)       (144.1)        (58.6)      (140.7) (2,142.9)
–
Operating costs
Sept 2015
(135.6)
(49.2)
(35.3)
(16.0)
(35.1)
(185.9)
(67.6)
(48.4)
(21.9)
(48.1)
(803.2)
June 2015
(132.0) (45.3) (37.1) (14.4) (35.2) (169.5) (58.2) (47.6) (18.4) (45.2) (705.3)
Year to date
(406.3)         (148.5) (108.7)        (45.3)       (103.8)         (531.3)         (194.2)      (142.2)        (59.2)        (135.7) (2,142.9)
–
Gold inventory change
Sept 2015
1.0         3.3
(2.3)
(0.9)         0.9
0.4         3.4
(2.9)
(1.0)         1.0
-
June 2015
(12.9) (15.1)         1.6          1.0 (0.3) (16.8) (19.6)         2.0           1.3 (0.5) -
Year to date
(31.2)         (26.2)         (1.5)         0.3             (3.8)              (40.6)         (34.2)         (1.9) 0.5          (5.0) -
Operating profit/(loss)
Sept 2015
147.1         48.4
27.2         12.8         58.7
201.0          66.4         37.6         16.9         80.0
1.9
June 2015
134.7         45.7 28.5         7.2         53.3 172.8         58.6         36.6         9.3         68.4 (148.2)
Year to date
419.1         146.7            91.2         19.0         162.1               547.8         191.8         119.3         24.9         211.9 (264.7)
Amortisation of
Sept 2015
(64.0)
(87.2)
(213.3)
mining assets
June 2015
(61.1) (78.7) (179.4)
Year to date
(183.7) (240.1) (592.1)
Net operating
Sept 2015
83.1
113.7
(211.4)
profit/(loss)
June 2015
73.6 94.1 (327.6)
Year to date
235.4 307.7 (856.8)
Other expenses
Sept 2015
(12.8)
(17.4)
(30.5)
June 2015
(9.3) (12.0) (22.9)
Year to date
(36.5) (47.7) (107.1)
Profit/(loss) before
Sept 2015
70.5
96.3
(241.9)
royalties and
June 2015
64.3 82.1 (350.5)
taxation
Year to date
198.9 260.0 (963.9)
Royalties, mining
Sept 2015
(26.3)
(35.8)
63.8
and income
June 2015
(23.6) (30.3) 93.9
taxation
Year to date
(74.9) (97.9) 278.0
–
Normal taxation
Sept 2015
(0.1)
(0.1)
-
June 2015
- - -
Year to date
(0.1) (0.1) -
–
Royalties
Sept 2015
(6.9)
(9.5)
(4.0)
June 2015
(7.0) (9.1) (2.8)
Year to date
(21.1) (27.6) (0.4)
–
Deferred taxation
Sept 2015
(19.3)
(26.2)
67.8
June 2015
(16.5) (21.4) 96.7
Year to date
(53.7) (70.2) 287.4
Profit/(loss) before
Sept 2015
44.2
60.5
(178.1)
non-recurring
June 2015
40.7 51.7 (256.6)
items
Year to date
123.9 162.0 (685.0)
Non-recurring items
Sept 2015
0.7
1.0
(0.9)
June 2015
(2.5) (3.2) -
Year to date
- (0.1) (8.6)
Net profit/(loss)
Sept 2015
44.9
61.5
(179.0)
June 2015
38.2 48.5 (256.6)
Year to date
123.9 162.0 (694.5)
Net profit/(loss) excluding
Sept 2015
45.1
52.4
(179.0)
gains and losses on foreign
June 2015
35.1 40.8 (256.6)
exchange, financial and
Year to date
123.9 144.0 (699.9)
non-recurring items
Capital expenditure
Sept 2015
(65.9)
(22.3)
(18.6)
(5.0)
(19.3)
(89.4)
(31.0)
(25.3)
(6.8)
(26.3)
(186.5)
June 2015
(77.0)         (34.8) (18.2)          (6.1)         (18.0)         (98.9)         (44.7)         (23.4)          (7.8)         (23.1) (200.0)
Year to date
(203.9)         (82.2) (52.9)         (15.1)         (53.0)         (265.6)         (107.4)         (69.1)         (19.8)         (69.2) (605.0)
#
As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
1
For Australia, all financial numbers are in Australian dollar.
2
For South Africa, all financial numbers are in Rand and Rand per kilogram.
Figures may not add as they are rounded independently.

Gold Fields Q3 2015 Results
All-in-costs
WORLD GOLD COUNCIL INDUSTRY STANDARD
Figures are in US dollar million unless otherwise stated
Total Group
Operations
South
Africa
Region
West Africa Region
South
America
Ghana
Peru
UNITED STATES DOLLARS
South Deep
Total
Tarkwa
Damang
Cerro
Corona
Operating costs
(1)
Sept 2015
(369.4)
(62.8)
(134.7)             (86.9)             (47.8)
(36.7)
June 2015
(358.6) (58.5)
(130.9)             (82.9)             (48.0)
(37.3)
Year to date
(1,083.5) (175.5) (394.9)          (254.7)          (140.2) (107.4)
Gold inventory change
Sept 2015
3.4
-
1.0                1.0
-
1.4
June 2015
(23.6) - (5.5)             (3.7)                (1.8) (5.3)
Year to date
(30.7) - (0.7)                0.6 (1.3) 1.1
Royalties
Sept 2015
(18.7)
(0.3)
(10.9)
(8.4)
(2.5)
(0.6)
June 2015
(21.2) (0.3) (11.8)             (9.3)             (2.5) (2.1)
Year to date
(58.2) (0.8) (33.4)             (26.0)              (7.4) (2.9)
Realised gains/losses on
Sept 2015
(2.7)
-
-                   -                   -
-
commodity cost hedges
June 2015
(2.3) -
-                   -                   - -
Year to date
(8.8) - -                   -                   - -
Community/social
Sept 2015
(2.4)
(0.4)
(0.6)
(0.6)                  -
(1.4)
responsibility costs
June 2015
(2.8) (0.5)
(0.9)                (0.8)                (0.1) (1.4)
Year to date
(7.0) (1.3)
(2.1)                (2.0)                (0.1) (3.6)
Non-cash remuneration –
Sept 2015
(2.9)
(0.3)
(0.4)
(0.3)
(0.1)
(0.3)
share-based payments
June 2015
(3.0) (0.3) (0.5)                (0.4)                (0.1) (0.4)
Year to date
(9.0) (0.9) (1.4)                (1.1)                (0.3) (1.0)
Cash remuneration (long-term
Sept 2015
(0.3)
(0.3)
(0.1)
(0.1)                -
(0.1)
employee benefits)
June 2015
(0.3) (0.6)
(0.5)                (0.3)                (0.2) (0.1)
Year to date
(3.7) (1.6) (1.7)                (1.3)                (0.4) (0.6)
Other
Sept 2015
(2.1)
-
-                   -                   -
-
June 2015
(2.3) - -                   -                   - -
Year to date
(6.4) - -                   -                   - -
By-product credits
Sept 2015
27.8
0.1
3.1                3.1
-
24.2
June 2015
42.3 -
0.1                0.1 - 42.0
Year to date
94.7
0.2
4.0                4.0
-
89.7
Rehabilitation amortisation
Sept 2015
(6.1)
(0.2)
(1.1)
(1.0)
(0.1)
(1.3)
and interest
June 2015
(6.5) (0.2) (1.2)                (1.0)                (0.2) (1.2)
Year to date
(19.3) (0.6) (3.4)                (3.0)                (0.4) (3.8)
Sustaining capital
Sept 2015
(139.7)
(12.9)
(42.7)
(36.8)
(5.9)
(18.5)
expenditure
June 2015
(154.8) (13.0)
(52.3)                (48.2)                 (4.1) (12.3)
Year to date
(464.8) (40.0) (183.6)                (169.5)                 (14.1) (37.2)
All-in sustaining costs
(2)
Sept 2015
(513.5)
(77.2)
(186.5)
(130.2)
(56.4)
(33.3)
June 2015
(534.1) (73.3)
(203.3)                (146.5)                (56.8) (18.1)
Year to date
(1,596.5) (220.5) (617.2)                (453.1)                (164.1) (65.7)
Exploration, feasibility
Sept 2015
(4.5)
-
-                   -                   -
-
and evaluation costs
June 2015
(11.9)
- -                   -                   - -
Year to date
(22.0) - -                   -                   - -
Non sustaining
Sept 2015
(3.0)
(1.5)
-                   -                   -
-
capital expenditure
June 2015
(3.5) (3.5) -                   -                   - -
Year to date
(11.0) (9.5) -                   -                   - -
Total all-in cost
(3)
Sept 2015
(520.9)
(78.6)
(186.5)
(130.2)
(56.4)
(33.3)
June 2015
(549.5) (76.8) (203.3)                   (146.5)                    (56.8) (18.1)
Year to date
(1,629.5) (230.0) (617.2)                   (453.1)                   (164.1) (65.7)
Total all-in sustaining
Sept 2015
(513.5)
(77.2)
(186.5)
(130.2)
(56.4)
(33.3)
cost
June 2015
(534.1) (73.3)
(203.3)                   (146.5)                    (56.8) (18.1)
Year to date
(1,596.5) (220.5) (617.2)                   (453.1)                   (164.1) (65.7)
Gold only ounces sold
Sept 2015
541.8
54.9
193.8                   149.4                    44.4
44.5
– (000 ounces)
June 2015
518.9
38.7 197.7                   156.2                    41.5 47.6
Year to date
1,542.4 129.9 566.3                   441.3                   124.9 121.2
AISC per ounce of gold sold
Sept 2015
948
1,404
962                   872
1,272
747
US$/oz
June 2015
1,029
1,895 1,029                   938 1,370 381
Year to date
1,035 1,697 1,090                   1,027                   1,314 542
Total all-in cost
Sept 2015
(520.9)
(78.6)
(186.5)
(130.2)
(56.4)
(33.3)
June 2015
(549.5)
(76.8) (203.3)                   (146.5)                   (56.8) (18.1)
Year to date
(1,629.5) (230.0) (617.2)                   (453.1)                   (164.1) (65.7)
Gold only ounces sold
Sept 2015
541.8
54.9
193.8                   149.4                   44.4
44.5
– (000 ounces)
June 2015
518.9 38.7 197.7                   156.2                    41.5 47.6
Year to date
1,542.4 129.9 566.3                   441.3                   124.9 121.2
AIC per ounce of gold sold
Sept 2015
961
1,431
962                   872
1,272
747
US$/oz
June 2015
1,059 1,986 1,029                   938 1,370 381
Year to date
1,056 1,770 1,090                   1,027                   1,314 542
DEFINITIONS
All-in costs are calculated in accordance with the World Gold Council Industry standard.
(1)
Operating costs – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.
(2)
All-in sustaining costs – Include operating costs and costs detailed above, including sustaining capital expenditure based on managed gold sales.
(3)
Total all-in cost – Includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments (other than inventory impairments), financing costs, one-time severance charges and items to normalise earnings.

Gold Fields Q3 2015 Results

All-in-costs
WORLD GOLD COUNCIL INDUSTRY STANDARD
Figures are in US dollar million unless otherwise stated
Australia Region
Corporate
and
projects
Australia
UNITED STATES DOLLARS
Total
St
Ives
Agnew/
Lawlers
Darlot
Granny Smith
Operating costs
(1)
Sept 2015
(135.6)
(49.2)             (35.3)             (16.0)              (35.1)
0.6
June 2015
(132.0) (45.3)             (37.1)             (14.4)             (35.2) -
Year to date
(406.3)              (148.5)             (108.7)              (45.3)              (103.8) 0.6
Gold inventory change
Sept 2015
1.0                   3.3
(2.3)              (0.9)                    0.9
-
June 2015
(12.9)              (15.1) 1.6                   1.0 (0.3) -
Year to date
(31.2)
(26.2)                (1.5)                0.3                  (3.8) -
Royalties
Sept 2015
(6.9)
(2.2)                  (1.7)             (0.7)                  (2.4)
-
June 2015
(8.1) (2.7)                  (2.7)              (0.5)                 (2.2) -
Year to date
(21.1) (8.0) (4.9)              (1.5)                 (6.8) -
Realised gains/losses on
Sept 2015
(2.7)                 (1.1)                 (0.3)              (0.2)                (1.1)
-
commodity cost hedges
June 2015
(2.3)                 (0.9)                (0.3) -                   (1.0) -
Year to date
(8.8) (3.6)                (1.1)              (0.4)                 (3.7) -
Community/social
Sept 2015
-
-                      -                      -                      -
-
responsibility costs
June 2015
- -                      -                      -                      -
-
Year to date
-                      -                      -                      -                      - -
Non-cash remuneration –
Sept 2015
(0.9)
(0.4)             (0.3)              (0.1)             (0.2)
(1.0)
share-based payments
June 2015
(0.7) (0.3)             (0.2) -                 (0.1) (1.2)
Year to date
(2.3) (1.1) (0.7)             (0.2)             (0.4) (3.4)
Cash remuneration (long-
Sept 2015
0.4                       0.2             0.1
(0.1)             0.1
0.1
term employee benefits)
June 2015
(0.2)                         - (0.1)                 - (0.1) 0.9
Year to date
(1.2) (0.3) (0.3)             (0.3)             (0.4) 1.4
Other
Sept 2015
-                      -                      -                      -                      -
(2.1)
June 2015
-                      -                      -                      -                      - (2.3)
Year to date
-                      -                      -                      -                      - (6.4)
By-product credits
Sept 2015
0.4
0.1                   0.1                   0.2                   0.1
-
June 2015
0.2 0.2                   -                   -                   - -
Year to date
0.8
0.4
0.2                   0.2                   0.1 -
Rehabilitation amortisation
Sept 2015
(3.4)                   (2.0)                (0.7)                    (0.2)                   (0.5)
-
and interest
June 2015
(3.9)                    (2.3)                (0.9)                   (0.2)                   (0.5) -
Year to date
(11.4)                   (6.9)               (2.5)                   (0.6)                   (1.4) -
Sustaining capital expenditure
Sept 2015
(65.9)
(22.3)               (18.6)               (5.0)                    (19.3)
-
June 2015
(77.0) (34.8)                (18.2)              (6.1)                    (18.0) -
Year to date
(203.9) (82.2) (52.9)                 (15.1)                 (53.0) -
All-in sustaining costs
(2)
Sept 2015
(213.6)
(73.5)                (58.9)                 (23.0)                (57.4)
(2.5)
June 2015
(236.9) (101.4)                (58.0)                (20.2)                (57.4)
(2.6)
Year to date
(685.4) (276.3) (172.4)                (62.8) (173.1) (7.8)
Exploration, feasibility
Sept 2015
-                      -                      -                      -                      -                                           (4.5)
and evaluation costs
June 2015
-                      -                      -                      -                      -                                       (11.9)
Year to date
-                      -                      -                      -                      -                                           (22.0)
Non sustaining capital
Sept 2015
-
-                    -                      -                      -                                           (1.5)
expenditure
June 2015
- -                      -                      -                      - -
Year to date
-                      -                      -                      -                      -                                           (1.5)
Total all-in cost
(3)
Sept 2015
(213.6)
(73.5)                (58.9)                 (23.0)                (57.4)
(8.5)
June 2015
(236.9) (101.4)                (58.0)                 (20.2)                (57.4) (14.5)
Year to date
(685.4) (276.3) (172.4)                (62.8) (173.1) (31.3)
Total all-in sustaining cost
Sept 2015
(213.6)                (73.5)                (58.9)                (23.0)                (57.4)
(2.5)
June 2015
(236.9)              (101.4)                (58.0)                (20.2)                (57.4) (2.6)
Year to date
(685.4)                (276.3)              (172.4)              (62.8)               (173.1) (7.8)
Gold only ounces sold
Sept 2015
248.6
83.6                57.5                  25.4                  82.1
-
– (000 ounces)
June 2015
235.0 89.2                53.8                  17.4                  74.6
-
Year to date
725.0 271.5                170.9                53.9                228.7 -
AISC per ounce of gold sold
Sept 2015
859
879                1,025
906                699
-
US$/oz
June 2015
1,008 1,136                1,077                1,164                770 -
Year to date
945 1,018                1,009                1,166                757 -
Total all-in cost
Sept 2015
(213.6)                (73.5)                (58.9)                (23.0)                (57.4)
(8.5)
June 2015
(236.9)                (101.4)                (58.0)                 (20.2)              (57.4) (14.5)
Year to date
(685.4) (276.3) (172.4)                (62.8) (173.1)
(31.3)
Gold only ounces sold
Sept 2015
248.6
83.6                57.5                25.4                82.1
-
– (000 ounces)
June 2015
235.0 89.2                53.8                17.4                74.6 -
Year to date
725.0                271.5                170.9                 53.9                228.7 -
AIC per ounce of gold sold
Sept 2015
859
879                1,025
906                699
-
US$/oz
June 2015
1,008 1,136                1,077                 1,164                770 -
Year to date
945
1,018                1,009                1,166                757 -

Gold Fields Q3 2015 Results
All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold
WORLD GOLD COUNCIL INDUSTRY STANDARD
Figures are in US dollar million unless otherwise stated
Total Group
Operations
South
Africa
Region
West Africa Region
South
America
Ghana
Peru
UNITED STATES DOLLARS
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
All-in sustaining costs
Sept 2015
(513.5)
(77.2)
(186.5)
(130.2)                 (56.4)
(33.3)
(per table on page 22)
June 2015
(534.1) (73.3)
(203.3)
(146.5)                 (56.8) (18.1)
Year to date
(1,596.5) (220.5) (617.2)              (453.1)              (164.1) (65.7)
Add back by-product credits
Sept 2015
(27.8)
(0.1)
(3.1)                 (3.1)
-
(24.2)
June 2015
(42.3) - (0.1)                 (0.1) - (42.0)
Year to date
(94.7) (0.2) (4.0)                 (4.0) - (89.7)
All-in sustaining costs gross
Sept 2015
(541.3)
(77.3)
(189.6)              (133.3)               (56.4)
(57.5)
of by-product credits
June 2015
(576.4) (73.3) (203.4)              (146.6)               (56.8) (60.1)
Year to date
(1,691.2) (220.7) (621.2)              (457.1)              (164.1) (155.4)
Gold equivalent ounces sold
Sept 2015
576.0
54.9
193.8              149.4              44.4
78.6
June 2015
562.1 38.7 197.7              156.2               41.5 90.8
Year to date
1,647.0 129.9 566.3              441.3              124.9 225.8
AISC gross of by-product
Sept 2015
940
1,406
978              892
1,272
731
credits per equivalent ounce
June 2015
1,025 1,895 1,029              939 1,370 662
of gold – US$/eq oz
Year to date
1,027 1,698 1,097              1,036                 1,314 688
All-in costs
Sept 2015
(520.9)
(78.6)
(186.5)
(130.2)              (56.4)
(33.3)
(per table on page 22)
June 2015
(549.5) (76.8) (203.3) (146.5)              (56.8) (18.1)
Year to date
(1,629.5) (230.0) (617.2)              (453.1)              (164.1) (65.7)
Add back by-product credits
Sept 2015
(27.8)
(0.1)
(3.1)              (3.1)
-
(24.2)
June 2015
(42.3) - (0.1)              (0.1) - (42.0)
Year to date
(94.7) (0.2) (4.0)              (4.0) - (89.7)
All-in costs gross of by-product credits
Sept 2015
(548.7)
(78.7)
(189.6)              (133.3)              (56.4)
(57.5)
June 2015
(591.8) (76.8) (203.4)              (146.6)              (56.8) (60.1)
Year to date
(1,724.2) (230.2) (621.2)              (457.1)              (164.1) (155.4)
Gold equivalent ounces sold
Sept 2015
576.0
54.9
193.8              149.4              44.4
78.6
June 2015
562.1 38.7 197.7              156.2               41.5 90.8
Year to date
1,647.0 129.9 566.3              441.3              124.9 225.8
AIC gross of by-product
Sept 2015
953
1,433
978              892
1,272
731
credits per equivalent ounce
June 2015
1,053 1,986 1,029              939 1,370 662
of gold – US$/eq oz
Year to date
1,047 1,772 1,097              1,036              1,314 688

Gold Fields Q3 2015 Results

All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold
WORLD GOLD COUNCIL INDUSTRY STANDARD
Figures are in US dollar million unless otherwise stated
Australia Region
Corporate
and
projects
Australia
UNITED STATES DOLLARS
Total
St Ives
Agnew/
Lawlers
Darlot
Granny
Smith
All-in sustaining costs
Sept 2015
(213.6)
(73.5)               (58.9)                  (23.0)
(57.4)
(2.5)
(per table on page 23)
June 2015
(236.9)
(101.4)               (58.0)                  (20.2) (57.4) (2.6)
Year to date
(685.4) (276.3) (172.4)                  (62.8) (173.1) (7.8)
Add back by-product credits
Sept 2015
(0.4)
(0.1)               (0.1)                    (0.2)                      (0.1)
-
June 2015
(0.2) (0.2)                     -                        -                           - -
Year to date
(0.8)
(0.4)
(0.2)                  (0.2)                     (0.1) -
All-in sustaining costs gross
Sept 2015
(214.0)               (73.6)               (59.0)               (23.1)                      (57.4)
(2.5)
of by-product credits
June 2015
(237.1) (101.5)             (58.0)                   (20.2)                    (57.4) (2.6)
Year to date
(686.2) (276.7)              (172.6)               (63.0) (173.2) (7.8)
Gold equivalent ounces sold
Sept 2015
248.6                    83.6                  57.5                  25.4                   82.1
-
June 2015
235.0                    89.2                   53.8                   17.4                   74.6 -
Year to date
725.0 271.5 170.9                   53.9 228.7 -
AISC gross of by-product
Sept 2015
861
881
1,027                   912                   699
-
credits per equivalent ounce
June 2015
1,009                   1,138                   1,077                   1,164                   770 -
of gold – US$/eq oz
Year to date
946                   1,019                   1,010                   1,169                   757 -
All-in costs
Sept 2015
(213.6)
(73.5)               (58.9)                   (23.0)
(57.4)
(8.5)
(per table on page 23)
June 2015
(236.9)
(101.4)               (58.0)                   (20.2) (57.4) (14.5)
Year to date
(685.4) (276.3) (172.4)                   (62.8) (173.1) (31.3)
Add back by-product credits
Sept 2015
(0.4)                   (0.1)                   (0.1)                   (0.2)                   (0.1)
-
June 2015
(0.2)                   (0.2) - - - -
Year to date
(0.8) (0.4) (0.2)                   (0.2)                   (0.1) -
All-in costs gross of by-
Sept 2015
(214.0)
(73.6)               (59.0)                   (23.1)                   (57.4)
(8.5)
product credits
June 2015
(237.1)                 (101.5)                (58.0)                  (20.2)                  (57.4) (14.5)
Year to date
(686.2)               (276.7)               (172.6)                    (63.0)               (173.2) (31.3)
Gold equivalent ounces sold
Sept 2015
248.6
83.6                 57.5                    25.4                     82.1
-
June 2015
235.0 89.2               53.8                     17.4                     74.6 -
Year to date
725.0                   271.5                  170.9                   53.9               228.7 -
AIC gross of by-product
Sept 2015
861
881
1,027               912                    699
-
credits per equivalent ounce
June 2015
1,009 1,138 1,077               1,164                  770 -
of gold – US$/eq oz
Year to date
946 1,019 1,010               1,169                  757 -

Gold Fields Q3 2015 Results
Underground and surface
UNITED STATES DOLLARS,
IMPERIAL OUNCES WITH
METRIC TONNES AND GRADE
Total Mine
Operations
South
Africa
Region
West Africa Region
South
America
Region
Australia Region
Ghana
Peru
Australia
South
Deep
Total
        Tarkwa
   Damang
Cerro
Corona
Total
St Ives
#
Agnew/
Lawlers
Darlot
Granny
Smith
Ore milled/treated (000 tonnes)
– underground ore
Sept 2015
1,390
335
-                 -                   -
                 -
1,055          276          294           125           360
June 2015
1,380
268
-                 -                   -
                 -
1,112         308           314           128           361
Year to date
4,158
828
-                 -                   -
                 -
3,330         979           920           339         1,092
– underground waste
Sept 2015
19
19
-                -                   -
-
-              -               -              -              -
June 2015
3
3
-                 -                  -
-
-              -              -              -              -
Year to date
28
28
-                 -                 -
-
-              -               -              -              -
– surface ore
Sept 2015
6,887
34
4,538           3,415         1,123
1,753
562           561
-
-           1
June 2015
6,777
27
4,514           3,421          1,093
1,633
604           604
-
-           -
Year to date
20,443
92
13,454         10,221          3,233
4,983
1,914         1,914
-
-           1
– total milled
Sept 2015
8,295
387
4,538           3,415           1,123
1,753
1,617           837          294         125         361
June 2015
8,160
298
4,514           3,421           1,093
1,633
1,715           912          314         128          361
Year to date
24,628
947
13,454         10,221          3,233
4,983
5,244        2,893
920        339      1,093
Yield (grams per tonne)
– underground ore
Sept 2015
5.7
5.1
-                 -                 -
-
6.0           4.4           6.1           6.3           7.1
June 2015
5.3
4.5
-                 -                 -
-
5.5           5.0           5.3           4.2           6.4
Year to date
5.3
4.6
-                 -                 -
-
5.5           4.4           5.8           4.9           6.5
– underground waste
Sept 2015
-
-
-                 -                 -
-
-              -               -              -              -
June 2015
-
-
-                 -                 -
-
-              -               -              -              -
Year to date
-
-
-                 -                 -
-
-              -               -              -              -
– surface ore
Sept 2015
1.4
0.2
1.3              1.4              1.2
1.4
2.4           2.5
-
-              -
June 2015
1.4
0.3
1.3              1.4             1.2
1.6
2.1           2.1
-
-              -
Year to date
1.4
0.1
1.3              1.3              1.2
1.4
2.1           2.0
-
-              -
– combined
Sept 2015
2.1
4.4
1.3              1.4              1.2
1.4
4.7           3.0           6.1           6.3           7.1
June 2015
2.1
4.0
1.3              1.4              1.2
1.6
4.2           3.0           5.3           4.2           6.4
Year to date
2.1
4.3
1.3              1.3              1.2
1.4
4.3           2.9           5.8           4.9           6.5
Gold produced (000 ounces)
– underground ore
Sept 2015
259,0
54.7
-                 -                 -
-
204.3         39.4         57.5         25.4         82.1
June 2015
233.6
38.7
-                 -                 -
-
194.9         49.2         53.8         17.4         74.6
Year to date
722.7
129.0
-                 -                 -
-
593.5       140.0        170.9        53.9        228.7
– underground waste
Sept 2015
-
-
-                 -                 -
-
-              -               -              -              -
June 2015
-
-
-                 -                 -
-
-              -               -              -              -
Year to date
-
-
-                 -                 -
-
-              -               -              -              -
– surface ore
Sept 2015
317.5
0.3
193.8           149.4           44.4
79.2
44.3         44.3
-
-              -
June 2015
321.3
0.3
197.7           156.2           41.5
83.6
40.0         40.0
-
-              -
Year to date
927.3
0.2
566.3           441.3          124.9
229.4
131.5         131.5
-
-              -
– total
Sept 2015
576.5
54.9
193.8           149.4            44.4
79.2
248.6         83.6         57.5         25.4         82.1
June 2015
554.9
38.7
197.7           156.2           41.5
83.6
235.0         89.2         53.8         17.4         74.6
Year to date
1,650.5
129.9
566.3           441.3           124.9
229.4
725.0       271.5       170.9         53.9        228.7
Operating costs (dollar per tonne)
– underground
Sept 2015
124
178
-                 -                 -
-
104         91
120
128         97
June 2015
129
216
-                 -                 -
-
107        110           118           112           97
Year to date
88
127
-                 -                 -
-
78           91           78             86           63
– surface
Sept 2015
29
3
30              25              43
21
46           43               -              -             -
June 2015
27
7
29              24              44
23
19           19               -              -              -
Year to date
35
3
29              25              43
22
31           31               -              -              -
– total
Sept 2015
45
162
30              25              43
21
84           59
120
128           97
June 2015
44
196
29              24              44
23
77           50
118
112           97
Year to date
44
185
29              25              43
22
77           51
118
134           95
#
September quarter includes 1,800 ounces at St Ives, from rinsing inventory at the heap leach operations.

Corporate Secretary
Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 562 9829
e-mail: lucy.mokoka@goldfields.co.za
Registered office
JOHANNESBURG
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196
Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom secretaries
LONDON
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
American depository receipts transfer agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.co.za
NORTH AMERICA
Willie Jacobsz
Tel: +1 617 535 7545
Mobile: +1 857 241 7127
e-mail: willie.jacobsz@goldfields.co.za
Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za
Transfer secretaries
SOUTH AFRICA
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001
P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
UNITED KINGDOM
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 [calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri] or [from overseas]
+44 20 8639 5000
Fax: +44 20 8658 3430
e-mail:ssd@capitaregistrars.com
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd
Website
WWW.GOLDFIELDS.COM
Listings
JSE / NYSE / GFI
SWX: GOLI
Directors
CA Carolus (Chair) ° R P Menell (Deputy Chair) ° N J Holland * (Chief Executive Officer) P A Schmidt (Chief Financial Officer)
K Ansah
#
A R Hill ° G M Wilson ° D N Murray ° D M J Ncube °
* British
#
Ghanaian Canadian
° Independent Director Non-independent Director
Administration and corporate information

Forward looking statements
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities
Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
· overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
· changes in assumptions underlying Gold Fields’ mineral reserve estimates;
· the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
· the ability to achieve anticipated cost savings at existing operations;
· the success of the Group’s business strategy, development activities and other initiatives;
· the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
· decreases in the market price of gold or copper;
· the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field’s operations;
· the occurrence of work stoppages related to health and safety incidents;
· loss of senior management or inability to hire or retain employees;
· fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
· the occurrence of labour disruptions and industrial actions;
· power cost increases as well as power stoppages, fluctuations and usage constraints;
· supply chain shortages and increases in the prices of production imports;
· the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and Gold Fields’ overall cost of funding;
· the adequacy of the Group’s insurance coverage;
· the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
· changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
· fraud, bribery or corruption at Gold Field’s operations that leads to censure, penalties or negative reputational impacts; and
· political instability in South Africa, Ghana, Peru or regionally in Africa or South America.
Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 19 November 2015
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer